As filed with the Securities and Exchange Commission on June 18, 1998
	Securities Act Registration	No. 33-56408
	Investment Company Act Registration	No. 811-7396

	SECURITIES AND EXCHANGE COMMISSION
	Washington, D.C.  20549

	FORM N-2
	REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
	Pre-Effective Amendment No.___
	Post-Effective Amendment No.    4

	and/or
	REGISTRATION STATEMENT UNDER
	THE INVESTMENT COMPANY ACT OF 1940
	AMENDMENT NO.    5     	x
	__________________
	Managed High Income Portfolio Inc.
	(Exact Name of Registrant as Specified in Charter)
	388 Greenwich Street
	New York, New York  10013
	(Address of Principal Executive Offices)
	(212) 816-6474
	(Registrants Telephone Number, including Area Code)
	Christina T. Sydor
	Secretary
	Managed High Income Portfolio
	388 Greenwich Street
	New York, New York  10013
	(Name and Address of Agent for Service)
	_____________________
	Copies to:
	Burton M. Leibert,Esq.
	Willkie Farr & Gallagher
787 Seventh Avenue
	New York, New York 10019

Approximate Date of Proposed Public Offering: As soon as practicable After the effective date of this Registration Statement.

   	If any securities being registered on this form will be offered on a delayed or continuous basis in reliance on Rule 415 under the Securities Act of 1933,as amended ( the 1933 Act), other than securities offered in connection with a dividend reinvestment plan, check the following box.[ x ]

	This Registration Statement relates to the registration of an indeterminate number of shares solely for market-making transactions. Pursuant to Rule 429, this Registration Statement relates to shares previously registered on Form N-2. (Registration No. 33-56408).

	It is proposed that this filing will become effective:
[ x ]when declared effective pursuant to section 8(c).


	Registrant amends this Registration Statement under the Securities Act of 1933, as amended, on such date as may be necessary to delay its effective date until Registrant files a further amendment that specifically states that this Registration Statement will thereafter become effective in accordance with the provisions of Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement becomes effective on such date as the Securities and Exchange Commission, acting pursuant to Section 8(a), may determine.



	MANAGED HIGH INCOME PORTFOLIO INC.

	Form N-2
	Cross Reference Sheet

Part A
Item No.	Caption	Prospectus Caption

1.	Outside Front Cover				Outside Front Cover of
Prospectus

2.	Inside Front and Outside Back			Inside Front and Outside Back
Cover Page
	Cover Page of Prospectus

3.	Fee Table and Synopsis				Prospectus Summary; Fund
							Expenses

4.	Financial Highlights				Financial Highlights

5.	Plan of Distribution				Prospectus Summary; The
							Offering;
								Repurchase of Shares
6.	Selling Shareholders				Not Applicable

7.	Use of Proceeds					Use of Proceeds; Investment
								Objective and
								Policies
8.	General Description of the Registrant	The Fund; Investment
Objective
								and Policies; Risk Factors
								and Special Consider-
								ations; Investment Practices

9.	Management					Management of the Fund;
							Description of
							Shares; Custodian and Transfer
							Agent
10. Capital Stock, Long-Term Debt, and Other
	Securities 					Taxation; Dividend
							Reinvestment Plan;
							Description of Shares

11.	Defaults and Arrears on Senior Securities	Not Applicable

12.	Legal Proceedings				Not Applicable

13.	Table of Contents of the Statement of
	Additional Information	Further Information

Part B							Statement of Additional
Item No.							Information Caption

14.	Cover Page						Cover Page

15.	Table of Contents					Cover Page

16.	General Information and History		The Fund; 	Description of
								Shares (see Prospectus)
17.	Investment Objective & Policies			Investment Objective
and
							Policies; Investment Restrictions
18.	Management					Management of the Portfolio;
							Officers and
							Directors
19.	Control Persons and Principal
	Holders of Securities			Not Applicable

20.	Investment Advisory and Other Services		Management of the Fund

21.	Brokerage Allocation and Other Practices	Portfolio Transactions
22.	Tax Status						Taxation
23.	Financial Statements				Financial Statements

PART A PROSPECTUS
================================================================================

[SMITH BARNEY LOGO]

Managed
High
Income
Portfolio
Inc.

Common Stock

388 Greenwich Street
New York, New York 10013


FD01148 6/98

================================================================================

--------------------------------------------------------------------------------
Prospectus                                                         June 26, 1998
--------------------------------------------------------------------------------


Managed High Income Portfolio Inc.
388 Greenwich Street
New York, New York 10013
(800) 331-1710

      Managed High Income Portfolio Inc. (the Portfolio) is a diversified, closed-end management investment company whose primary investment objective is high current income. Capital appreciation is a secondary objective. The Portfolio will seek to achieve its investment objectives by investing, under normal circumstances, at least 65% of its assets in high-yielding corporate bonds, debentures and notes. For a description of the risks involved in investing in high-yield securities, see Investment Objectives and Policies -- Risk Factors and Special Considerations. The Portfolios address is 388 Greenwich Street, New York, New York 10013 and the Portfolios telephone number is (800) 331-1710.

      The Portfolio seeks to invest substantially all of its assets in high-yielding corporate bonds, debentures and notes. Up to 35% of its assets may be invested in common stock or other equity or equity-related securities, including convertible securities, preferred stock, warrants and rights. Securities purchased by the Portfolio generally will be rated in the lower rating categories of nationally recognized statistical rating organizations (NRSROs), (i.e. as low as C by Moodys Investors Service, Inc. (Moodys) or
D by Standard & Poors Ratings Group (S&P)),or the equivalent rating by another
 NRSRO, or in unrated securities that the Portfolios investment adviser deems to be of comparable quality. See
Investment Objectives and Policies.


      This Prospectus is to be used by Smith Barney Inc. (Smith Barney) in connection with offers and sales of the Portfolios Common Stock (the Common Stock) in market-making activities in the over-the-counter market at negotiated prices related to prevailing market prices at the time of the sale. The Common Stock is listed on the New York Stock Exchange, Inc. (the NYSE) under the symbol MHY.

      Smith Barney intends to make a market in the Common Stock. Management is not obligated to conduct market-making activities and any such activities may be discontinued at any time without notice, at the sole discretion of Smith Barney. The shares of Common Stock that may be offered from time to time pursuant to the

                                                           (Continued on page 2)


Smith Barney Inc.


THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

--------------------------------------------------------------------------------
Prospectus (continued)                                             June 26, 1998
--------------------------------------------------------------------------------

Prospectus were issued and sold by the Portfolio in a public offering which commenced March 18, 1993, at a price of $12.00 per share. No assurance can be given as to liquidity of, or the trading market for, the Common Stock as a result of any market-making activities undertaken by Smith Barney. The Portfolio will not receive any proceeds from the sale of any Common Stock offered pursuant to this Prospectus.


      Investors are advised to read this Prospectus, which sets forth concisely the information about the Portfolio that a prospective investor ought to know before investing, and to retain it for future reference. A statement of additional information (SAI) dated June 26, 1998 has been filed with the Securities and Exchange Commission (SEC) and is incorporated by reference in its entirety into this Prospectus. A copy of the SAI can be obtained without charge by calling or writing to the Portfolio at the telephone number or address set forth above or by contacting any Smith Barney Financial Consultant.

--------------------------------------------------------------------------------
Table of Contents
--------------------------------------------------------------------------------


Prospectus Summary                                                             4
--------------------------------------------------------------------------------
Financial Highlights                                                           8
--------------------------------------------------------------------------------
The Portfolio                                                                  9
--------------------------------------------------------------------------------
The Offering                                                                   9
--------------------------------------------------------------------------------
Use of Proceeds                                                                9
--------------------------------------------------------------------------------
Investment Objectives and Policies                                             9
--------------------------------------------------------------------------------
Investment Restrictions                                                       23
--------------------------------------------------------------------------------
Share Price Data                                                              24
--------------------------------------------------------------------------------
Management of the Portfolio                                                   24
--------------------------------------------------------------------------------
Dividends and Distributions; Dividend Reinvestment Plan                       26
--------------------------------------------------------------------------------
Net Asset Value                                                               28
--------------------------------------------------------------------------------
Taxes                                                                         29
--------------------------------------------------------------------------------
Description of Common Stock                                                   30
--------------------------------------------------------------------------------
Stock Purchases and Tenders                                                   31
--------------------------------------------------------------------------------
Certain Provisions of the Articles of Incorporation                           32
--------------------------------------------------------------------------------
Custodian, Transfer Agent and
--------------------------------------------------------------------------------
Dividend-Paying Agent and Registrar                                           32
--------------------------------------------------------------------------------
Further Information                                                           33
--------------------------------------------------------------------------------
Appendix A                                                                   A-1
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
Prospectus Summary
--------------------------------------------------------------------------------

      The following summary is qualified in its entirety by the more detailed information appearing elsewhere in this Prospectus and in the SAI.

The Portfolio The Portfolio is a diversified, closed-end management investment company. See The Portfolio.

Investment Objectives The Portfolio seeks high current income. Capital appreciation is a secondary objective. See Investment Objectives and Policies.


Investments The Portfolio will seek to achieve its investment objectives by investing, under normal circumstances, at least 65% of its assets in high-yielding corporate bonds, debentures and notes. Up to 35% of its assets may be invested in common stock or other equity or equity-related securities, including convertible securities, preferred stock, warrants and rights. Although the Portfolio may invest in securities of any maturity, under current market conditions, the Portfolio intends that its portfolio of fixed-income securities will have an average remaining maturity of between 5 and 10 years. Securities purchased by the Portfolio generally will be rated in the lower rating categories of an NRSRO, as low as C by Moodys or D by S&P or the equivalent rating by another NRSRO, or in unrated securities that the Portfolios investment adviser deems to be of comparable quality. However, the Portfolio will not purchase securities that have not been assigned a rating of B or higher by any NRSRO if, immediately after such purchase, more than 10% of its total assets are invested in such securities. The Portfolio may invest up to 20% of its assets in the securities of foreign issuers that are denominated in currencies other than the U.S. dollar and may invest without limitation in securities of foreign issuers that are denominated in U.S. dollars. There is no guarantee that the Portfolios investment objectives will be achieved. See Investment Objectives and Policies and Appendix A.


The Offering Smith Barney intends to make a market in the Common Stock in addition to trading the Common Stock on the NYSE. Smith Barney, however, is not obligated to conduct market making activities and any such activities may be discontinued at any time without notice, at the sole discretion of Smith Barney.

Listing NYSE.

Symbol MHY.


Investment Adviser The Fund has entered into an investment advisory agreement with Mutual Management Corp. (MMC) (formerly known as Smith Barney Mutual
Funds Management Inc.). MMC is a wholly-owned subsidiary of Salomon Smith Barney Holdings Inc. (Holdings) which in turn is a wholly owned subsidiary of Travelers Group Inc. (Travelers), a diversified financial services holding company engaged through its subsidiaries principally in four business

--------------------------------------------------------------------------------
Prospectus Summary (continued)
--------------------------------------------------------------------------------


segments: Investment Services, including Asset Management, Consumer Finance Services, Life Insurance Services and Property & Casualty Insurance Services. MMC currently manages investment companies with total assets in excess of $98 billion. The Portfolio pays MMC a fee for services provided to the Portfolio that is computed daily and paid monthly at the annual rate of 0.90% of the value of the Portfolios average daily net assets. See Management of the Portfolio -- Investment Adviser and Administrator.

Administrator MMC also serves as the Portfolios administrator. The Portfolio pays MMC a fee for administration services provided to the Portfolio that is computed daily and paid monthly at the annual rate of 0.20% of the value of the Portfolios average daily net assets. See Management of the Portfolio -- Investment Adviser and Administrator.


Custodian, Transfer Agent and Dividend-Paying Agent and Registrar PNC Bank, National Association (PNC), serves as the Portfolios custodian. First Data Investor Services Group, Inc. (the Transfer Agent), serves as the Portfolios transfer agent, dividend-paying agent and registrar. See Custodian, Transfer Agent and Dividend-Paying Agent and Registrar.

Dividends and Distributions; Dividend Reinvestment Plan The Portfolio expects to pay monthly dividends of net investment income (that is, income other than net realized capital gains) and to distribute net realized capital gains, if any, annually. All dividends or distributions will be reinvested automatically in additional shares through participation in the Portfolios Dividend Reinvestment Plan, unless a shareholder elects to receive cash. See Dividends and Distributions; Dividend Reinvestment Plan.

Discount from Net Asset Value The shares of closed-end investment companies often, although not always, trade at a discount from their net asset value. Whether investors will realize gains or losses upon the sale of Common Stock will not depend upon the Portfolios net asset value, but will depend entirely on whether the market price of the Common Stock at the time of sale is above or below the original purchase price of the shares. Since the market price of the Common Stock will be determined by factors such as relative demand for and supply of such shares in the market, general market and economic conditions and other factors beyond the control of the Portfolio, the Portfolio cannot predict whether the Common Stock will continue to trade at, below or above net asset value. For that reason, shares of the Portfolios Common Stock are designed primarily for long-term investors, and investors in the Portfolios Common Stock should not view the Portfolio as a vehicle for trading purposes. See Investment Objectives and Policies -- Risk Factors and Special Considerations and Share Price Data.

--------------------------------------------------------------------------------
Prospectus Summary (continued)
--------------------------------------------------------------------------------

      Risk Factors and Special Considerations The Portfolio is a closed-end investment company that is designed primarily for long-term investors and not as a trading vehicle. The net asset value of the Common Stock will change with changes in the value of the securities held by the Portfolio. Because the Portfolio will invest primarily in fixed-income securities, the net asset value of the Common Stock can be expected to change as levels of interest rates fluctuate; generally, when prevailing interest rates increase, the value of fixed-income securities held by the Portfolio can be expected to decrease and when prevailing interest rates decrease, the value of the fixed-income securities held by the Portfolio can be expected to increase. The value of the fixed-income securities held by the Portfolio, and thus the Portfolios net asset value, may also be affected by other economic, market and credit factors. See Investment Objectives and Policies -- Risk Factors and Special Considerations.


      The Portfolio will invest in medium- or low-rated securities and unrated securities of comparable quality. Generally, these securities offer a higher return potential than higher-rated securities but involve greater volatility of price and risk of loss of income and principal including the possibility of default or bankruptcy of the issuers of such securities. Medium- and low-rated and comparable unrated securities will likely have large uncertainties or major risk exposures to adverse conditions and are predominantly speculative with respect to the issuers capacity to pay interest and repay principal in accordance with the terms of the obligations. Up to 10% of the Portfolios assets may be invested in securities that have not been assigned a rating of B or higher by any NRSRO, including bonds rated as low as C by Moodys or D by S&P or the equivalent rating by another NRSRO. These bonds can be regarded as having extremely poor prospects of ever attaining any real investment standing and may be in default. Accordingly, it is possible that these types of factors could, in certain instances, reduce the value of securities held by the Portfolio, with a commensurate effect on the value of the Portfolios shares. See Investment Objectives and Management Policies -- Risk Factors and Special Considerations and Appendix A.

      Certain of the instruments held by the Portfolio, and certain of the investment techniques that the Portfolio may employ, might expose the Portfolio to special risks. The instruments presenting the Portfolio with risks are medium-, low- and unrated securities, convertible and synthetic convertible securities, foreign securities, illiquid securities and securities of developing countries and unseasoned issuers.


      Engaging in financial futures and options transactions, engaging in currency exchange and foreign currency options transactions, entering into securities transactions on a when-issued or delayed delivery basis, entering into repurchase agreements and lending portfolio securities are investment techniques involving risks to the Portfolio. See Investment Objectives and Management Policies -- Risk Factors and Special Considerations.

--------------------------------------------------------------------------------
Prospectus Summary (continued)
--------------------------------------------------------------------------------

      The Portfolios Articles of Incorporation include provisions that could have the effect of limiting the ability of other entities or persons to acquire control of the Portfolio and of depriving shareholders of an opportunity to sell their shares of Common Stock at a premium over prevailing market prices. See Certain Provisions of the Articles of Incorporation.

Stock Purchases and Tenders The Portfolios Board of Directors currently contemplates that the Portfolio may from time to time consider the repurchase of its Common Stock on the open market or make tender offers for the Common Stock. See Stock Purchases and Tenders.

The following tables are intended to assist investors in understanding the various costs and expenses associated with investing in the Portfolio.

--------------------------------------------------------------------------------
Shareholder Transaction Expenses
    Sales Load (as a percentage of offering price)................          None
    Dividend Reinvestment and Cash Purchase Plan Fees.............          None


Annual Portfolio Operating Expenses
    (as a percentage of net assets)*
    Investment Advisory and Administration Fees...................         1.10%
    Other Expenses................................................         0.08%
--------------------------------------------------------------------------------
Total Annual Operating Expenses*..................................         1.18%
================================================================================

* See Management of the Portfolio for additional information. Other Expenses are based on data from the Portfolios fiscal year ended February 28, 1998.


   Example

   An investor would pay the following expenses on a $1,000 investment, assuming a 5.00% annual return:


        One Year    Three Years     Five Years   Ten Years
--------------------------------------------------------------------------------
           $12         $37              $65        $143
--------------------------------------------------------------------------------


   This hypothetical example assumes that all dividends and other distributions are reinvested at net asset value and that the percentage amounts listed under Annual Portfolio Operating Expenses remain the same in the years shown. The above tables and assumptions in the hypothetical example of a 5% annual return and reinvestment at net asset value are required by regulations of the SEC applicable to all investment companies; the assumed 5% return is not a prediction of, and does not represent, the projected or actual performance of the Common Stock.

   This hypothetical example should not be considered a representation of past or future expenses, and the Portfolios actual expenses may be more or less than those shown.

--------------------------------------------------------------------------------
Financial Highlights
--------------------------------------------------------------------------------


      The following information for the three years ended February 28, 1998 has been audited by KPMGPeat Marwick LLP, independent auditors, whose report thereon appears in the Funds annual report dated February 28, 1998. The information for the period March 26, 1993 through February 28, 1994 and the fiscal year ended February 28, 1995 has been audited by other auditors. The information set forth below should be read in conjunction with the financial statements and related notes that also appear in the Funds Annual Report to Shareholders, which is incorporated by reference into the Statement of Additional Information.

For a Share of Capital Stock Outstanding Throughout Each Year:


                                                 1998       1997       1996        1995        1994(1)
-------------------------------------------------------------------------------------------------------
Net Asset Value,
  Beginning of Year                           $  11.59    $  11.36   $  10.88    $  12.39     $  12.00
-------------------------------------------------------------------------------------------------------
Income (Loss) From Operations:
  Net investment income                           1.09        1.12       1.13        1.12         0.98
  Net realized and unrealized gain (loss)         0.28        0.21       0.65       (1.48)        0.51
-------------------------------------------------------------------------------------------------------
Total Income (Loss) From
  Operations                                      1.37        1.33       1.78       (0.36)        1.49
-------------------------------------------------------------------------------------------------------
Offering Costs Credited (Charged)
  to Paid-In Capital                             --          --         --           0.00*       (0.02)
-------------------------------------------------------------------------------------------------------
Less Distributions From:
  Net investment income                          (1.09)      (1.08)     (1.27)      (1.00)       (0.96)
  Net realized gains                             --          --         --          (0.15)       (0.12)
  Capital                                        --          (0.02)     (0.03)      --           --
-------------------------------------------------------------------------------------------------------
Total Distributions                              (1.09)      (1.10)     (1.30)      (1.15)       (1.08)
-------------------------------------------------------------------------------------------------------
Net Asset Value, End of Year                  $  11.87    $  11.59   $  11.36    $  10.88     $  12.39
-------------------------------------------------------------------------------------------------------
Total Return,
  Based on Market Value                          10.96%      15.37%     18.83%       0.14%        6.85%++
-------------------------------------------------------------------------------------------------------
Total Return,
  Based on Net Asset Value**                     12.43%      12.65%     17.80%      (2.18)%      12.67%++
-------------------------------------------------------------------------------------------------------
Net Assets, End of Year (000s)                $522,560    $493,906   $476,824    $456,789     $520,091
=======================================================================================================
Ratios to Average Net Assets:
  Expenses                                        1.18%       1.20%      1.24%       1.24%        1.19%+
  Net investment income                           9.19        9.89       9.74        9.96         8.74+
-------------------------------------------------------------------------------------------------------
Portfolio Turnover Rate                             94%         61%        73%         62%         108%
-------------------------------------------------------------------------------------------------------
Market Value, End of Year                     $  11.750    $ 11.625  $  11.125   $  10.500    $  11.750
=======================================================================================================

(1) For the period from March 26, 1993 (commencement of operations) to February 28, 1994.
 *  Amount represents less than $0.01.
** The total return calculation assumes that dividends are reinvested in accordance with the Funds dividend reinvestment plan.
++ Total return is not annualized, as it may not be representative of the total return for the year.
 +  Annualized.

--------------------------------------------------------------------------------
The Portfolio
--------------------------------------------------------------------------------


      The Portfolio is a diversified, closed-end management investment company that seeks a high level of current income with capital appreciation as a secondary objective. The Portfolio, which was incorporated under the laws of the State of Maryland on December 24, 1992, is registered under the Investment Company Act of 1940, as amended (1940 Act), and has its principal office at 388 Greenwich Street, New York, New York 10013. The Portfolios telephone number is 1-800-331-1710.


--------------------------------------------------------------------------------
The Offering
--------------------------------------------------------------------------------

      Smith Barney intends to make a market in the Common Stock, although it is not obligated to conduct market-making activities and any such activities may be discontinued at any time without notice at the sole discretion of Smith Barney. No assurance can be given as to the liquidity of, or the trading market for, the Common Stock as a result of any market-making activities undertaken by Smith Barney. This Prospectus is to be used by Smith Barney in connection with offers and sales of the Common Stock in market-making transactions in the over-the-counter market at negotiated prices related to prevailing market prices at the time of sale.

--------------------------------------------------------------------------------
Use Of Proceeds
--------------------------------------------------------------------------------

      The Portfolio will not receive any proceeds from the sale of any Common Stock offered pursuant to this Prospectus. Proceeds received by Smith Barney as a result of its market-making in the Common Stock will be utilized by Smith Barney in connection with its secondary market operations and for general corporate purposes.

--------------------------------------------------------------------------------
Investment Objectives and Policies
--------------------------------------------------------------------------------

      The Portfolios primary investment objective is high current income. Capital appreciation is a secondary objective. Set out below is a description of the investment objectives and principal investment policies of the Portfolio. No assurances can be given that the Portfolio will be able to achieve its investment objectives. The Portfolios investment objectives may not be changed without the affirmative vote of the holders of a majority (as defined in the 1940 Act) of the Portfolios outstanding shares.

      In seeking its objectives, the Portfolio will invest, under normal circumstances, at least 65% of its assets in high-yielding corporate bonds, debentures and

--------------------------------------------------------------------------------
Investment Objectives and Policies (continued)
--------------------------------------------------------------------------------


notes. Although the Portfolio may invest in securities of any maturity, under current market conditions the Portfolio intends that its portfolio of fixed-income securities will have an average remaining maturity of between 5 and 10 years. MMC may adjust the Portfolios average maturity when, based on interest rate trends and other market conditions, it deems it appropriate to do so. Up to 35% of the Portfolios assets may be invested in common stock or other equity or equity-related securities, including convertible securities, preferred stock, warrants and rights. Equity investments may be made in securities of companies of any size depending on the relative attractiveness of the company and the economic sector in which it operates. Securities purchased by the Portfolio generally will be rated in the lower categories of NRSROs, as low as C by Moodys or D by S&P or the equivalent rating by another NRSRO, or, if unrated, will be securities that MMC deems to be of comparable quality. However, the Portfolio will not invest in securities that have not been assigned a rating of B or higher by any NRSRO if, immediately after such purchase, more than 10% of its total assets are invested in such securities. The Portfolio may hold securities with higher ratings when the yield differential between low-rated and higher-rated securities narrows and the risk of loss may be reduced substantially with only a relatively small reduction in yield. The Portfolio may also invest in higher-rated securities when MMC believes that a more defensive investment strategy is appropriate in light of market or economic conditions. The Portfolio also may lend its portfolio securities and purchase or sell securities on a when-issued or delayed-delivery basis.


      The Portfolio may invest up to 20% of its assets in the securities of foreign issuers that are denominated in currencies other than the U.S. dollar and may invest without limitation in securities of foreign issuers that are denominated in U.S. dollars. In order to mitigate the effects of uncertainty in future exchange rates affecting the Portfolios non-dollar investments, the Portfolio may engage in currency exchange transactions and currency futures contracts and related options and purchase options on foreign currencies. The Portfolio also may hedge against the effects of changes in the value of its investments by entering into interest rate futures contracts and related options. Special considerations associated with the Portfolios investments are described below.

      Investment Techniques

      The Portfolio may employ, among others, the investment techniques described below:

      Corporate Securities. Corporate securities in which the Portfolio may invest include corporate fixed-income securities of both domestic and foreign issuers, such as bonds, debentures, notes, equipment lease certificates, equipment trust certificates and preferred stock. Certain of the corporate fixed-income securities in which the Portfolio may invest may involve equity characteristics. In addition, the

--------------------------------------------------------------------------------
Investment Objectives and Policies (continued)
--------------------------------------------------------------------------------

Portfolio may invest in participations that are based on revenues, sales or profits of an issuer or in common stock offered as a unit with corporate fixed-income securities.


      Money-Market Instruments. When MMC believes that economic circumstances warrant a temporary defensive posture, the Portfolio may invest without limitation in short-term money market instruments rated in the two highest ratings categories by an NRSRO, or, if unrated, of comparable quality in the opinion of MMC. The Portfolio may also invest in money market instruments to help defray operating expenses, to serve as collateral in connection with certain investment techniques and to hold as a reserve pending the payment of dividends to investors. Money market instruments in which the Portfolio typically expects to invest include: U.S. government securities; bank obligations (including certificates of deposit, time deposits and bankers acceptances of U.S. or foreign banks); commercial paper; and repurchase agreements. To the extent the Portfolio invests in short-term money market instruments, it may not be pursuing its investment objectives.

      Repurchase Agreements. The Portfolio may enter into repurchase agreement transactions with certain member banks of the Federal Reserve System or with certain dealers listed on the Federal Reserve Bank of New Yorks list of reporting dealers. Under the terms of a typical repurchase agreement, the Portfolio would acquire an underlying obligation for a relatively short period (usually not more than seven days) subject to an obligation of the seller to repurchase, and the Portfolio to resell, the obligation at an agreed-upon price and time, thereby determining the yield during the Portfolios holding period. This arrangement results in a fixed rate of return that is not subject to market fluctuations during the Portfolios holding period. Repurchase agreements could involve certain risks in the event of default or insolvency of the seller, including possible delays or restrictions on the Portfolios ability to dispose of the underlying securities, the risk of a possible decline in the value of the underlying securities during the period in which the Portfolio seeks to assert its rights to them, the risk of incurring expenses associated with asserting those rights and the risk of losing all or part of the income from the agreement. MMC, acting under the supervision of the Portfolios Board of Directors, reviews on an ongoing basis the value of the collateral and the creditworthiness of the banks and dealers with which the Portfolio enters into repurchase agreements to evaluate potential risk.


      Government Securities. U.S. government securities in which the Portfolio may invest include direct obligations of the United States and obligations issued by U.S. government agencies and instrumentalities. Included among the direct obligations of the United States are Treasury Bills, Treasury Notes and Treasury Bonds, which differ principally in terms of their maturities. Included among the securities issued by U.S. government agencies and instrumentalities are: securities that are supported by the full faith and credit of the United States (such as Government National


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Investment Objectives and Policies (continued)
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Mortgage Association certificates); securities that are supported by the right of the issuer to borrow from the U.S. Treasury (such as securities of Federal Home Loan Banks); and securities that are supported by the credit of the instrumentality (such as Federal National Mortgage Association and Federal Home Loan Mortgage Corporation bonds).

      Zero Coupon, Pay-In-Kind and Delayed Interest Securities. The Portfolio may invest in zero coupon, pay-in-kind and delayed interest securities as well as custodial receipts or certificates underwritten by securities dealers or banks that evidence ownership of future interest payments, principal payments or both on certain U.S. government securities. Zero coupon securities pay no cash income to their holders until they mature and are issued at substantial discounts from their value at maturity. When held to maturity, their entire return comes from the difference between their purchase price and their maturity value. Pay-in-kind securities pay interest through the issuance to the holders of additional securities, and delayed interest securities are securities which do not pay interest for a specified period. Custodial receipts evidencing specific coupon or principal payments have the same general attributes as zero coupon U.S. government securities but are not considered to be U.S. government securities. The Portfolios investments in zero coupon, pay-in-kind and delayed interest securities will result in special tax consequences. Although zero coupon securities do not make interest payments, for tax purposes, a portion of the difference between a zero coupon securitys maturity value and its purchase price is taxable income of the Portfolio each year.

      Convertible Securities and Synthetic Convertible Securities. Convertible securities are fixed-income securities that may be converted at either a stated price or stated rate into underlying shares of common stock. Convertible securities have general characteristics similar to both fixed-income and equity securities. Although to a lesser extent than with fixed-income securities generally, the market value of convertible securities tends to decline as interest rates increase and, conversely, tends to increase as interest rates decline. In addition, because of the conversion feature, the market value of convertible securities tends to vary with fluctuations in the market value of the underlying common stocks and, therefore, also will react to variations in the general market for equity securities. A unique feature of convertible securities is that as the market price of the underlying common stock declines, convertible securities tend to trade increasingly on a yield basis, and so may not experience market value declines to the same extent as the underlying common stock. When the market price of the underlying common stock increases, the prices of the convertible securities tend to rise as a reflection of the value of the underlying common stock. While no securities investments are without risk, investments in convertible securities generally entail less risk than investments in common stock of the same issuer.


12
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Investment Objectives and Policies (continued)
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      As fixed-income securities, convertible securities are investments which provide for a stable stream of income with generally higher yields than common stocks. Of course, like all fixed-income securities, there can be no assurance of current income because the issuers of the convertible securities may default on their obligations. Convertible securities, however, generally offer lower interest or dividend yields than non-convertible securities of similar quality because of the potential for capital appreciation. A convertible security, in addition to providing fixed income, offers the potential for capital appreciation through the conversion feature, which enables the holder to benefit from increases in the market price of the underlying common stock. However, there can be no assurance of capital appreciation because securities prices fluctuate.

      Convertible securities generally are subordinated to other similar but non-convertible securities of the same issuer, although convertible bonds, as corporate debt obligations, enjoy seniority in right of payment to all equity securities, and convertible preferred stock is senior to common stock of the same issuer. Because of the subordination feature, however, convertible securities typically have lower ratings than similar non-convertible securities.

      Unlike a convertible security, which is a single security, a synthetic convertible security is comprised of two distinct securities that together resemble convertible securities in certain respects. Synthetic convertible securities are created by combining non-convertible bonds or preferred stocks with warrants or stock call options. The options that will form elements of synthetic convertible securities will be listed on a securities exchange or on the National Association of Securities Dealers Automated Quotation System. The two components of a synthetic convertible security, which will be issued with respect to the same entity, generally are not offered as a unit, and may be purchased and sold by the Portfolio at different times. Synthetic convertible securities differ from convertible securities in certain respects, including that each component of a synthetic convertible security has a separate market value and responds differently to market fluctuations. Investing in synthetic convertible securities involves the risk normally involved in holding the securities comprising the synthetic convertible security.


      Futures Contracts and Options on Futures Contracts. When deemed advisable by MMC, the Portfolio may enter into interest rate and currency futures contracts and may purchase and sell put and call options on such futures contracts. The Portfolio will enter into such transactions for hedging purposes or for other appropriate risk-management purposes permitted under the rules and regulations of the Commodity Futures Trading Commission (the CFTC) and the SEC and may enter into closing purchase transactions with respect to options written by the Portfolio in order to terminate existing positions. There is no guarantee that such closing transactions can be effected at any particular time or at all. An interest rate futures contract is a standardized contract for the future delivery of a specified security (such



                                                                              13
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Investment Objectives and Policies (continued)
--------------------------------------------------------------------------------

as a U.S. Treasury Bond or U.S. Treasury Note) or its equivalent at a future date at a price set at the time of the contract. A currency futures contract is a standardized contract for the future delivery of a specified amount of currency at a future date at a price set at the time of the contract. The Portfolio may only enter into futures contracts traded on regulated commodity exchanges.

      An option on a futures contract, as contrasted with the direct investment in such a contract, gives the purchaser of the option the right, in return for the premium paid, to assume a position in a futures contract at a specified exercise price at any time on or before the expiration date of the option. Upon exercise of an option, the delivery of the futures position by the writer of the option to the holder of the option will be accomplished by delivery of the accumulated balance in the writers futures margin account, which represents the amount by which the market price of the futures contract exceeds, in the case of a call, or is less than, in the case of a put, the exercise price of the option on the futures contract. The potential loss related to the purchase of an option on a futures contract is limited to the premium paid for the option (plus transaction costs). With respect to options purchased by the Portfolio, there are no daily cash payments made by the Portfolio to reflect changes in the value of the underlying contract; however, the value of the option does change daily and that change would be reflected in the net asset value of the Portfolio.


      The Portfolio may not enter into futures and options contracts for which aggregate initial margin deposits and premiums paid for unexpired options to establish positions that are not bona fide hedging positions (as defined by the CFTC) exceed 5% of the fair market value of the Portfolios total assets, after taking into account unrealized profits and unrealized losses on such contracts. In the event that the Portfolio enters into short positions in futures contracts as a hedge against a decline in the value of its portfolio securities, the value of such futures contracts may not exceed the total market value of the Portfolios investments. With respect to each long position in a futures contract or option thereon, the underlying commodity value of such contract always will be covered by cash or cash equivalents set aside plus accrued profits held in a segregated account. In addition, certain provisions of the Internal Revenue Code of 1986, as amended (the Code), may limit the extent to which the Portfolio may enter into futures contracts or engage in options transactions. See Taxation.


      Currency Exchange Transactions and Options on Foreign Currencies. In order to protect against uncertainty in the level of future exchange rates, the Portfolio may engage in currency exchange transactions and purchase exchange-traded put and call options on foreign currencies. The Portfolio will conduct its currency exchange transactions either on a spot (i.e., cash) basis at the rate prevailing in the currency exchange market or through entering into forward contracts to purchase or sell currencies. The Portfolios dealings in forward currency exchange and options


14
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Investment Objectives and Policies (continued)
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on foreign currencies are limited to hedging involving either specific transactions or portfolio positions.

      A forward currency contract involves an obligation to purchase or sell a specific currency for an agreed-upon price at an agreed-upon date, which may be any fixed number of days from the date of the contract agreed upon by the parties. These contracts are entered into in the interbank market conducted directly between currency traders (usually large commercial banks) and their customers. Although these contracts are intended to minimize the risk of loss due to a decline in the value of the hedged currency, at the same time they tend to limit any potential gain that might result should the value of the currency increase.

      The Portfolio may purchase put options on a foreign currency in which securities held by the Portfolio are denominated to protect against a decline in the value of the currency in relation to the currency in which the exercise price is denominated. The Portfolio may purchase a call option on a foreign currency to hedge against an adverse exchange rate of the currency in which a security that it anticipates purchasing is denominated in relation to the currency in which the exercise price is denominated. An option on a foreign currency gives the purchaser, in return for a premium, the right to sell, in the case of a put, and buy, in the case of a call, the underlying currency at a specified price during the term of the option. Although the purchaser of an option on a foreign currency may constitute an effective hedge by the Portfolio against fluctuations in the exchange rates, in the event of rate movements adverse to the Portfolios position, the Portfolio may forfeit the entire amount of the premium plus related transaction costs. Options on foreign currencies purchased by the Portfolio may be traded on domestic and foreign exchanges or traded over-the-counter.

      Although the foreign currency market may not necessarily be more volatile than the market in other commodities, the foreign currency market offers less protection against defaults in the forward trading of currencies than is available when trading in currencies occurs on an exchange. Because a forward currency contract is not guaranteed by an exchange or clearing-house, default on the contract would deprive the Portfolio of unrealized profits or force the Portfolio to cover its commitments for the purchase or resale, if any, at the current market price.

      When-Issued Securities and Delayed-Delivery Transactions. In order to secure yields or prices deemed advantageous at the time, the Portfolio may purchase or sell any portfolio securities on a when-issued or delayed-delivery basis. The Portfolio will enter into a when-issued transaction for the purpose of acquiring portfolio securities and not for the purpose of leverage. In such transactions delivery of the securities occurs beyond the normal settlement periods, but no payment or delivery is made by the Portfolio prior to the actual delivery or payment by the other party to the transaction. Due to fluctuations in the value of securities purchased or sold on a when-issued or delayed-delivery basis, the yields obtained on such securities may


                                                                              15
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Investment Objectives and Policies (continued)
--------------------------------------------------------------------------------

be higher or lower than the yields available in the market on the dates when the investments are actually delivered to the buyers. The Portfolio will establish a segregated account consisting of cash, U.S. government securities or other high grade debt obligations in an amount equal to the amount of its when-issued and delayed-delivery commitments. Placing securities rather than cash in the segregated account may have a leveraging effect on the Portfolios net assets. The Portfolio will not accrue income with respect to a when-issued security prior to its stated delivery date.


      Lending of Portfolio Securities. Consistent with applicable regulatory requirements, the Portfolio has the ability to lend portfolio securities to brokers, dealers and other financial organizations. Loans of portfolio securities will be collateralized by cash, letters of credit or U.S. government securities that are maintained at all times in an amount at least equal to the current market value of the loaned securities.

      Illiquid Securities. The Portfolio may invest up to 15% of its net assets in illiquid securities, including repurchase agreements maturing in more than seven days, securities that are not readily marketable and restricted securities not eligible for resale pursuant to Rule 144A under the Securities Act of 1933, as amended (the 1933 Act). An illiquid security is any security that cannot be disposed of within seven days in the normal course of business at approximately the amount at which it is valued by the Portfolio. The price the Portfolio pays for illiquid securities or receives upon resale may be lower than the price paid or received for similar securities with a more liquid market. Accordingly, the valuation of these securities will reflect any limitations on their liquidity.

      Rule 144A Securities. The Portfolio may purchase Rule 144A Securities, which are unregistered securities restricted to purchase by qualified institutional buyers pursuant to Rule 144A under the 1933 Act. Because Rule
144A Securities are freely transferable among qualified institutional buyers, a liquid market may exist among such buyers. The Board of Directors has adopted guidelines and delegated to management the daily function of determining and monitoring liquidity of Rule 144A securities. However, the Board of Directors maintains sufficient oversight and is ultimately responsible for the liquidity determinations. Investments in restricted securities such as Rule 144A securities could have the effect of increasing the level of illiquidity in the Portfolio to the extent that there is temporarily no market for these securities among qualified institutional buyers.


      Securities of Developing Countries. A developing country generally is considered to be a country that is in the initial stages of its industrialization cycle. Investing in the equity and fixed-income markets of developing countries involves exposure to economic structures that are generally less diverse and mature, and to political systems that can be expected to have less stability, than those of developed countries. Historical experience indicates that the markets of developing countries


16
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Investment Objectives and Policies (continued)
--------------------------------------------------------------------------------

have been more volatile than the markets of more mature economies of developed countries; however, such markets often have provided higher rates of return to investors.

      Securities of Unseasoned Issuers. Securities in which the Portfolio may invest may have limited marketability and, therefore, may be subject to wide fluctuations in market value. In addition, the issuers of certain securities may lack a significant operating history and be dependent on products or services without an established market share.

      Short Sales Against the Box. The Portfolio may make short sales of securities in order to reduce market exposure and/or to increase its income if, at all times when a short position is open, the Portfolio owns an equal or greater amount of such securities or owns preferred stock, debt or warrants convertible or exchangeable into an equal or greater number of the shares of the securities sold short. Short sales of this kind are referred to as short sales against the box. The broker-dealer that executes a short sale generally invests the cash proceeds of the sale until they are paid to the Portfolio. Arrangements may be made with the broker-dealer to obtain a portion of the interest earned by the broker on the investment of short sale proceeds. The Portfolio will segregate the securities against which short sales against the box have been made in a special account with its custodian. Not more than 10% of the Portfolios net assets (taken at current value) may be held as collateral for such sales at any one time.


      Asset Backed Securities. An Asset Backed Security (ABS) represents an interest in a pool of assets such as receivables from credit card loans, automobile loans and other trade receivables. Changes in the markets perception of the asset backing the security, the creditworthiness of the servicing agent for the loan pool, the originator of the loans, or the financial institution providing any credit enhancement will all affect the value of ABSs, as will the exhaustion of any credit enhancement. The risks in investing in an ABS ultimately depend upon the payment of the consumer loans by the individual borrowers. In its capacity as purchaser of ABSs, the Fund would generally have no recourse to the entity that originated the loans in the event of default by the borrower. Additionally, the loans underlying ABSs are subject to prepayments, which may shorten the weighted average life of such securities and may lower their return.

      Real Estate Investment Trusts. Real Estate Investment Trusts (REITs) are pooled investment vehicles that invest primarily in either real estate or real estate loans. The value of a REIT is affected by changes in the value of the properties owned by the REIT or securing mortgage loans held by the REIT. REITs are dependent upon cash flow from their investments to repay financing costs and the ability of the REITs manager. REITs are always subject to risks generally associated with investments in real estate. The Portfolio will invest primarily in REIT issued debt.



                                                                              17
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Investment Objectives and Policies (continued)
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      Loan Participations and Assignments. The Portoflio may invest a portion of its assets in loan participations (Participations). By purchasing a Participation, the Portfolio acquires some or all of the interest of a bank or other lending institution in a loan to a corporate or government borrower. The Participations typically will result in the Portfolio having a contractual relationship only with the lender not the borrower. The Portfolio will have the right to receive payments of principal, interest and any fees to which it is entitled only from the lender selling the Participation and only upon receipt by the lender of the payments from the borrower. In connection with purchasing Participations, the Portfolio generally will have no right to enforce compliance by the borrower with the terms of the loan agreement relating to the loan, nor any rights of set-off against the borrower, and the Portfolio may not directly benefit from any collateral supporting the loan in which it has purchased the Participation. As a result, the Portfolio will assume the credit risk of both the borrower and the lender that is selling the Participation. In the event of the insolvency of the lender selling a Participation, the Portfolio may be treated as a general creditor of the lender and may not benefit from any set-off between the lender and the borrower. The Portfolio will acquire Participations only if the lender inter-positioned between the Portfolio and the borrower is determined by management to be creditworthy.

      The Portfolio may also invest in assignments of portions of loans from third parties (Assignments). When it purchases Assignments from lenders, the Portfolio will acquire direct rights against the borrower on the loan. However, since Assignments are arranged through private negotiations between potential assignees and assignors, the rights and obligations acquired by the Portfolio as the purchaser of an Assignment may differ from, and be more limited than, those held by the assigned lender.

      The Portfolio may have difficulty disposing of Assignments and Participations. The liquidity of such securities is limited and the Portfolio anticipates that such securities could be sold only to a limited number of institutional investors. The lack of a liquid secondary market could have an adverse impact on the value of such securities and on the Portfolios ability to dispose of particular Assignments or Participations when necessary to meet the Portfolios liquidity needs or in response to a specific economic event, such as a deterioration in the creditworthiness of the borrower. The lack of a liquid secondary market for Assignments and Participations also may make it more difficult for the fund to assign a value to those securities for purposes of valuing the Portfolios investments and calculating its net asset value.

      RISK FACTORS AND SPECIAL CONSIDERATIONS.

      Investment in the Portfolio involves risk factors and special considerations, such as those described below:


18
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Investment Objectives and Policies (continued)
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      Zero Coupon, Pay-In-Kind and Delayed Interest Securities. As discussed above, the Portfolio may invest in zero coupon, pay-in-kind and delayed interest securities as well as custodial receipts. Because interest on zero coupon, pay-in-kind and delayed interest securities is not paid on a current basis, the values of securities of this type are subject to greater fluctuations than are the values of securities that distribute income regularly and may be more speculative than such securities. Accordingly, the values of these securities may be highly volatile as interest rates rise or fall. Additionally, although typically under the terms of a custodial receipt the Portfolio is authorized to assert its rights directly against the issuer of the underlying obligation, the Portfolio may be required to assert through the custodian bank such rights as may exist against the underlying issuer. Thus, in the event the underlying issuer fails to pay principal and/or interest when due, the Portfolio may be subject to delays, expenses and risks that are greater than those that would have been involved if the Portfolio had purchased a direct obligation of the issuer. In addition, in the event that the trust or custodial account in which the underlying security has been deposited is determined to be an association taxable as a corporation, instead of a non-taxable entity, the yield on the underlying security would be reduced in respect of any taxes paid.

      Futures Contracts and Options on Futures Contracts. Although the Portfolio intends to enter into futures or options contracts only if an active market exists for the contracts, no assurance can be given that an active market will exist for the contracts at any particular time. If it is not possible to close a futures position in anticipation of adverse price movements, the Portfolio would be required to make daily cash payments of variation margin. In those circumstances, an increase in the value of the portion of the portfolio being hedged, if any, may offset partially or completely losses on the futures contract. No assurance can be given, however, that the price of the securities being hedged will correlate with the price movements in a futures contract and, thus, provide an offset to losses on the futures contract or option on the futures contract. In addition, in light of the risk of an imperfect correlation between the Portfolios securities that are the subject of a hedging transaction and the futures or options contract used as a hedging device, the hedge may not be fully effective because, for example, losses on the Portfolios securities may be in excess of gains on the futures contract or losses on the futures contract may be in excess of gains on the Portfolios securities that were the subject of the hedge. In an effort to compensate for the imperfect correlation of movements in the price of the securities being hedged and movements in the price of futures contracts, the Portfolio may enter into futures contracts or options on futures contracts in a greater or lesser dollar amount than the dollar amount of the securities being hedged if the historical volatility of the futures contract has been less or greater than that of the securities. This over-hedging or under hedging may adversely affect the


                                                                              19
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Investment Objectives and Policies (continued)
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Portfolios net investment results if market movements are not as anticipated when the hedge is established.


      If the Portfolio has hedged against the possibility of an increase in interest rates adversely affecting the value of securities held in its portfolio and rates decrease instead, the Portfolio will lose part or all of the benefit of the increased value of securities that it has hedged because it will have offsetting losses in its futures or options positions. In addition, in those situations, if the Portfolio has insufficient cash, it may have to sell securities to meet daily variation margin requirements on the futures contracts at a time when it may be disadvantageous to do so. These sales of securities may, but will not necessarily, be at increased prices that reflect the decline in interest rates. The Portfolio may enter into options transactions primarily as hedges to reduce investment risk, generally by making an investment expected to move in the opposite direction of a portfolio position. A hedge is designed to offset a loss on a portfolio position with a gain on the hedge position; at the same time, however, a properly correlated hedge will result in a gain on the portfolio position being offset by a loss on the hedge position. The Portfolio bears the risk that the prices of the securities being hedged will not move in the same amount as the hedge. The Portfolio will engage in hedging transactions only when deemed advisable by MMC. Successful use by the Portfolio of options will depend on MMCs ability to correctly predict movements in the direction of the stock under lying the option used as a hedge. Losses incurred in hedging transactions and the costs of these transactions will affect the Portfolios performance.


      The ability of the Portfolio to engage in closing transactions with respect to options depends on the existence of a liquid secondary market. While the Portfolio generally will purchase options only if there appears to be a liquid secondary market for the options purchased or sold, for some options no such secondary market may exist or the market may cease to exist.

      Foreign Securities. There are certain risks involved in investing in securities of companies and governments of foreign nations which are in addition to the usual risks inherent in domestic investments. These risks include those resulting from devaluation of currencies, future adverse political and economic developments and the possible imposition of currency exchange blockages or other foreign governmental laws or restrictions, reduced availability of public information concerning issuers and the lack of uniform accounting, auditing and financial reporting standards or of other regulatory practices and requirements comparable to those applicable to domestic companies. The net asset value of the Portfolio may be adversely affected by fluctuations in value of one or more foreign currencies relative to the U.S. dollar. Moreover, securities of many foreign issuers and their markets may be less liquid and their prices more volatile than those of securities of comparable domestic issuers. In addition, with respect to certain foreign countries, there is the possibility


20
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Investment Objectives and Policies (continued)
--------------------------------------------------------------------------------

of expropriation, nationalization, confiscatory taxation and limitations on the use or removal of funds or other assets of the Portfolio, including the withholding of dividends. Foreign securities may be subject to foreign government taxes that could reduce the yield on such securities. Because the Portfolio will invest in securities denominated or quoted in currencies other than the U.S. dollar, changes in foreign currency exchange rates may adversely affect the value of portfolio securities and the appreciation or depreciation of investments. Investments in foreign securities also may result in higher expenses due to the cost of converting foreign currency to U.S. dollars, the payment of fixed brokerage commissions on foreign exchanges, the expense of maintaining securities with foreign custodians and the imposition of transfer taxes or transaction charges associated with foreign exchanges.

      Medium-, Low- and Unrated Securities. The Portfolio may invest in medium- or low-rated securities and unrated securities of comparable quality. Generally, these securities offer a higher return potential than higher-rated securities but involve greater volatility of price and risk of loss of income and principal, including the possibility of default or bankruptcy of the issuers of such securities. Medium- and low-rated and comparable unrated securities will likely have large uncertainties or major risk exposures to adverse conditions and are predominantly speculative with respect to the issuers capacity to pay interest and repay principal in accordance with the terms of the obligation. Accordingly, it is possible that these types of factors could, in certain instances, reduce the value of securities held by the Portfolio, with a commensurate effect on the value of the Portfolios shares.

      The markets in which medium- and low-rated or comparable unrated securities are traded generally are more limited than those in which higher-rated securities are traded. The existence of limited markets for these securities may restrict the availability of securities for the Portfolio to purchase and also may have the effect of limiting the ability of the Portfolio to (a) obtain accurate market quotations for purposes of valuing securities and calculating net asset value and (b) sell securities at their fair value to respond to changes in the economy or the financial markets. The market for medium- and low-rated and comparable unrated securities is relatively new and has not fully weathered a major economic recession. Any such economic downturn could adversely affect the ability of the issuers of such securities to repay principal and pay interest thereon.

      While the market values of medium- and low-rated and comparable unrated securities tend to react less to fluctuations in interest rate levels than do those of higher-rated securities, the market values of certain of these securities also tend to be more sensitive to individual corporate developments and changes in economic conditions than higher-rated securities. In addition, medium- and low-rated and comparable unrated securities generally present a higher degree of credit risk. Issuers of medium- and low-rated and comparable unrated securities are often highly

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Investment Objectives and Policies (continued)
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leveraged and may not have more traditional methods of financing available to them so that their ability to service their debt obligations during an economic downturn or during sustained periods of rising interest rates may be impaired. The risk of loss due to default by such issuers is significantly greater because medium- and low-rated and comparable unrated securities generally are unsecured and frequently are subordinated to the prior payment of senior indebtedness. The Portfolio may incur additional expenses to the extent that it is required to seek recovery upon a default in the payment of principal or interest on its portfolio holdings.

      Fixed-income securities, including medium- and low-rated and comparable unrated securities, frequently have call or buy-back features that permit their issuers to call or repurchase the securities from their holders, such as the Portfolio. If an issuer exercises these rights during periods of declining interest rates, the Portfolio may have to replace the security with a lower yielding security, resulting in a decreased return to the Portfolio.


      Up to 10% of the Portfolios assets may be invested in securities that have not been assigned a rating of B or better by an NRSRO. Securities which are rated below investment grade by an NRSRO (such as Ba by Moodys or BB by S&P) have speculative characteristics with respect to capacity to pay interest and repay principal. Securities which are rated B generally lack characteristics of a desirable investment and assurance of interest and principal payments over any long period of time may be small. Securities which are rated Caa or CCC or below are of poor standing. Those issues may be in default or present elements of danger with respect to principal or interest. Securities rated in the lowest NRSRO rating class (such as C by Moodys and D by S&P) indicate that payments are in default or that a bankruptcy petition has been filed with respect to the issuer or that the issuer is regarded as having extremely poor prospects. See Appendix A for a description of corporate bond ratings.

      In light of these risks, MMC, in evaluating the creditworthiness of an issue, whether rated or unrated, will take various factors into consideration, which may include, as applicable, the issuers financial resources, its sensitivity to economic conditions and trends, the operating history of and the community support for the facility financed by the issue, the ability of the issuers management and regulatory matters.

      Ratings as Investment Criteria. In general, the ratings of NRSROs represent the opinions of these agencies as to the quality of securities that they rate. Such ratings, however, are relative and subjective, and are not absolute standards of quality and do not evaluate the market value risk of the securities. These ratings will be used by the Portfolio as initial criteria for the selection of portfolio securities, but the Portfolio also will rely upon the independent advice of MMC to evaluate potential investments. Among the factors that will be considered are the long-term ability of the issuer to pay principal and interest and general economic trends.

--------------------------------------------------------------------------------
Investment Objectives and Policies (continued)
--------------------------------------------------------------------------------


      Subsequent to its purchase by the Portfolio, an issue of securities may cease to be rated or its rating may be reduced below the minimum required for purchase by the Portfolio. In addition, it is possible that an NRSRO might not change its rating of a particular issue to reflect subsequent events. None of these events will require sale of such securities by the Portfolio, but MMC will consider such events in its determination whether the Portfolio should continue to hold the securities. In addition, to the extent that the ratings change as a result of changes in such organizations or their rating systems, or due to a corporate reorganization, the Portfolio will attempt to use comparable ratings as standards for its investments in accordance with its investment objectives and policies.

      Year 2000. The investment management services provided to the Fund by MMC, and the services provided to shareholders by Smith Barney, depend on the smooth functioning of their computer systems. Many computer software systems in use today cannot recognize the year 2000, but revert to 1900 or some other date, due to the manner in which dates were encoded and calculated. That failure could have a negative impact on the Funds operations, including the handling of securities trades, pricing and account services. MMC and Smith Barney have advised the Fund that they have been reviewing all of their computer systems and actively working on necessary changes to their systems to prepare for the year 2000 and expect that their systems will be compliant before that date. In addition, MMC has been advised by the Funds custodian, transfer agent and accounting service agent that they are also in the process of modifying their systems with the same goal. There can, however, be no assurance that, MMC, Smith Barney or any other service provider will be successful, or that interaction with other noncomplying computer systems will not impair Fund services at that time.


--------------------------------------------------------------------------------
Investment Restrictions
--------------------------------------------------------------------------------


      The Portfolio has adopted certain fundamental investment restrictions that may not be changed without the prior approval of the holders of a majority of the Portfolios outstanding voting securities. A majority of the Portfolios outstanding voting securities for this purpose means the lesser of (1) 67% or more of the shares of the Portfolios Common Stock present at a meeting of shareholders, if the holders of 50% of the outstanding shares are present or represented by proxy at the meeting or (2) more than 50% of the outstanding shares. For a complete listing of the investment restrictions applicable to the Portfolio, see Investment Restrictions in the Portfolios Statement of
Additional Information dated June 26, 1998. All percentage limitations included in the investment restrictions apply immediately after a purchase or initial investment, and any subsequent change in any applicable percentage resulting from market fluctuations will not require the Portfolio to dispose of any security that it holds.

--------------------------------------------------------------------------------
Share Price Data
--------------------------------------------------------------------------------


      The Common Stock is traded on the NYSE under the symbol MHY. Smith Barney intends to make a market in the Portfolios Common Stock.


      The following table sets forth the high and low sales prices for the Common Stock, the net asset value per share and the discount or premium to net asset value represented by the quotation for each quarterly period within the two most recent fiscal years.


===========================================================================================
Quarterly       Net                                  Net Asset          NYSE       Premium
 Period      Asset Value             NYSE            Value at        Price at    (Discount)
 Ended       Price Range          Price Range       Quarter End     Quarter End    to NAV
-------------------------------------------------------------------------------------------
 5/31/96    11.11 -  11.39     10.5000 -  11.2500      $11.18         $10.625     (4.96%)
 8/31/96    10.98 -  11.18     10.3750 -  11.3750      $11.01         $11.000     (0.09%)
11/30/96    11.00 -  11.40     10.8750 -  11.4375      $11.38         $11.250     (1.14%)
 2/28/97    11.38 -  11.67     11.1250 -  11.7500      $11.59         $11.625      0.30%
 5/31/97    11.16 -  11.58     11.1250 -  11.7500      $11.47         $11.625      1.35%
 8/31/97    11.48 -  11.86     11.6250 -  11.9380      $11.77         $11.875      0.89%
11/30/97    11.76 -  12.08     11.7500 -  12.1250      $11.78         $12.125      2.93%
 2/28/98    11.75 -  11.98     11.7500 -  12.5000      $11.87         $11.750     (1.01%)

      As of May 29, 1998, the price of Common Stock as quoted on the NYSE was $11.4375, representing a discount from the Common Stocks net asset value of $11.81 calculated on that day. Since the commencement of the Portfolios operations, the Portfolios shares have traded in the market at prices that were at times above, but generally were below, net asset value.


--------------------------------------------------------------------------------
Management of the Portfolio
--------------------------------------------------------------------------------

      BOARD OF DIRECTORS

      Overall responsibility for management and supervision of the Portfolio rests with the Portfolios Board of Directors. The Directors approve all significant agreements with the Portfolios investment adviser, administrator, custodian and transfer agent. The day-to-day operations of the Portfolio are delegated to the Portfolios investment adviser and administrator. The SAI contains background information regarding each Director and executive officer of the Portfolio.

      INVESTMENT ADVISER AND ADMINISTRATOR


      MMC, located at 388 Greenwich Street, New York, New York 10013, serves as the Portfolios investment adviser. MMC, through its predecessors, has been in the investment counseling business since 1934 and currently manages investment companies with total assets as of May 31, 1998 in excess of $98 billion.

--------------------------------------------------------------------------------
Management of the Portfolio (continued)
--------------------------------------------------------------------------------


      Subject to the supervision and direction of the Portfolios Board of Directors, MMC manages the securities held by the Portfolio in accordance with the Portfolios stated investment objectives and policies, makes investment decisions for the Portfolio, places orders to purchase and sell securities on behalf of the Portfolio and employs managers and securities analysts who provide research services to the Portfolio. The Portfolio pays MMC a fee for investment advisory services provided to the Portfolio that is computed daily and paid monthly at the annual rate of 0.90% of the value of the Portfolios average daily net assets.

      Transactions on behalf of the Portfolio are allocated to various dealers by MMC in its best judgment. The primary consideration is prompt and effective execution of orders at the most favorable price. Subject to that primary consideration, dealers may be selected for their research, statistical or other services to enable MMC to supplement its own research and analysis with the views and information of other securities firms. The Portfolio may use Smith Barney or a Smith Barney affiliated broker in connection with the purchase or sale of securities when MMC believes that the brokers charge for the transaction does not exceed usual and customary levels. The same standard applies to the use of Smith Barney as a broker in connection with entering into options and futures contracts. The Portfolio paid no brokerage commissions in the last fiscal year.

      As the Portfolios administrator, MMC generally manages all aspects of the Portfolios administration and operation. The Portfolio pays MMC a fee for administration services that is computed daily and paid monthly at the annual rate of 0.20% of the Portfolios average daily net assets. The combined annual rate of fees paid by the Portfolio for advisory and administrative services is higher than the rates for similar services paid by other publicly offered, closed-end management investment companies that have investment objectives and policies similar to those of the Portfolio.

      On April 6, 1998, Travelers announced that it had entered into a Merger Agreement with Citicorp. The transaction, which is expected to be completed during the third quarter of 1998, is subject to various regulatory approvals, including approval by the Federal Reserve Board. The transaction is also subject to approval by the stockholders of each of Travelers and Citicorp. Upon consummation of the merger, the surviving corporation would be a bank holding company subject to regulation under the Bank Holding Company Act of 1956 (the
BHCA), the requirements of the Glass-Steagall Act and certain other laws and regulations. Although the effects of the merger of Travelers and Citicorp and compliance with the requirements of the BHCA and the Glass-Steagall Act are still under review, the Manager does not believe that its compliance with applicable law following the merger of Travelers and Citicorp will have a material adverse effect on its ability to continue to provide the Fund with the same level of investment advisory services that it currently receives.

--------------------------------------------------------------------------------
Management of the Portfolio (continued)
--------------------------------------------------------------------------------

      PORTFOLIO MANAGEMENT


      John C. Bianchi, Vice President and Investment Officer of the Portfolio, is primarily responsible for the management of the Portfolios assets. Mr. Bianchi has served the Portfolio in this capacity since the Portfolio commenced operations in 1993 and manages the day-to-day operations of the Portfolio, including making all investment decisions. Mr. Bianchi is a Managing Director of MMC and, as such, is the senior asset manager for investment companies and other accounts investing in high yield securities.


--------------------------------------------------------------------------------
Dividends and Distributions; Dividend Reinvestment Plan
--------------------------------------------------------------------------------


      The Portfolio expects to pay monthly dividends of net investment income (that is, income other than net realized capital gains) to the holders of the Common Stock. Under the Portfolios current policy, which may be changed at any time by its Board of Directors, the Portfolios monthly dividends will be made at a level that reflects the past and projected performance of the Portfolio, which policy over time will result in the distribution of substantially all the net investment income of the Portfolio. Expenses of the Portfolio are accrued each day. Net realized capital gains, if any, will be distributed to the shareholders at least once a year.


      Under the Portfolios Dividend Reinvestment Plan (the Plan), a shareholder whose shares of Common Stock are registered in his own name will have all distributions from the Portfolio reinvested automatically by the Transfer Agent as agent under the Plan, unless the shareholder elects to receive cash. Distributions with respect to shares registered in the name of a broker-dealer or other nominee (that is, in Street Name) will be reinvested by the broker or nominee in additional shares under the Plan, unless the service is not provided by the broker or nominee or the shareholder elects to receive distributions in cash. Investors who own Common Stock registered in Street Name should consult their broker-dealers for details regarding reinvestment. All distributions to Portfolio shareholders who do not participate in the Plan will be paid by check mailed directly to the record holder by or under the direction of the Transfer Agent as dividend-paying agent.


      If the Portfolio declares a dividend or capital gains distribution payable either in shares of Common Stock or in cash, shareholders who are not Plan participants will receive cash, and Plan participants will receive the equivalent amount in shares of Common Stock. When the market price of the Common Stock is equal to or exceeds the net asset value per share of the Common Stock on the Valuation Date (as defined below), Plan participants will be issued shares of Common Stock valued at the net asset value most recently determined as described below under Net Asset Value or, if net asset value is less than 95% of the current market price of the Common Stock, then at 95% of the market value. The Valuation Date is the divi-

--------------------------------------------------------------------------------
Dividends and Distributions; Dividend Reinvestment Plan (continued)
--------------------------------------------------------------------------------

dend or capital gains distribution record date or, if that date is not a NYSE trading day, the immediately preceding trading day.

      If the market price of the Common Stock is less than the net asset value of the Common Stock, or if the Portfolio declares a dividend or capital gains distribution payable only in cash, a broker-dealer not affiliated with Smith Barney, as purchasing agent for Plan participants (the Purchasing Agent), will buy Common Stock in the open market, on the NYSE or elsewhere, for the participants accounts. If, following the commencement of the purchases and before the Purchasing Agent has completed its purchases, the market price exceeds the net asset value of the Common Stock, the average per share purchase price paid by the Purchasing Agent may exceed the net asset value of the Common Stock, resulting in the acquisition of fewer shares than if the divdend or capital gains distribution had been paid in Common Stock issued by the Portfolio at net asset value. Additionally, if the market price exceeds the net asset value of shares before the Purchasing Agent has completed its purchases, the Purchasing Agent is permitted to cease purchasing shares and the Portfolio may issue the remaining shares at a price equal to the greater of (a) net asset value or (b) 95% of the then current market price. In a case where the Purchasing Agent has terminated open market purchases and the Portfolio has issued the remaining shares, the number of shares received by the participant in respect to the cash dividend or capital gains distribution will be based on the weighted average prices paid for shares purchased in the open market and the price at which the Portfolio issues the remaining shares. All cash received as a dividend or capital gains distribution will be applied to purchase Common Stock on the open market as soon as practicable after the payment date of the dividend or capital gains distribution, but in no event later than 30 days after that date, except when necessary to comply with applicable provisions of the federal securities laws.

      The Transfer Agent maintains all shareholder accounts in the Plan and furnishes written confirmations of all transactions in each account, including informa tion needed by a shareholder for personal and tax records. The automatic reinvestment of dividends and capital gains distributions will not relieve Plan participants of any income tax that may be payable on the dividends or capital gains distributions.

      Common Stock in the account of each Plan participant will be held by the Transfer Agent in uncertificated form in the name of the Plan participant, and each shareholders proxy will include those shares purchased pursuant to the Plan.

      Plan participants are subject to no charge for reinvesting dividends and capital gains distributions. The Transfer Agents fees for handling the reinvestment of dividends and capital gains distributions will be paid by the Portfolio. No brokerage charges apply with respect to shares of Common Stock issued directly by the Portfolio as a result of dividends or capital gains distributions payable either in

--------------------------------------------------------------------------------
Dividends and Distributions; Dividend Reinvestment Plan (continued)
--------------------------------------------------------------------------------

Common Stock or in cash. Each Plan participant will, however, bear a proportionate share of brokerage commissions incurred with respect to open market purchases made in connection with the reinvestment of dividends or capital gains distributions.

      Experience under the Plan may indicate that changes to it are desirable. The Portfolio reserves the right to amend or terminate the Plan as applied to any dividend or capital gains distribution paid subsequent to written notice of the change sent to participants at least 30 days before the record date for the dividend or capital gains distribution. The Plan also may be amended or terminated by the Transfer Agent, with the Portfolios prior written consent, on at least 30 days written notice to Plan participants. All correspondence concerning the Plan should be directed by mail to First Data Investor Services Group, Inc., P.O. Box 1376, Boston, Massachusetts 02104 or by telephone at 1-800-331-1710.

--------------------------------------------------------------------------------
Net Asset Value
--------------------------------------------------------------------------------


      The net asset value of shares of the Common Stock is calculated as of the close of regular trading on the NYSE, currently 4:00 p.m., Eastern time, on each day on which the NYSE is open for trading. The Portfolio reserves the right to cause its net asset value to be calculated on a less frequent basis as determined by the Portfolios Board of Directors. For purposes of determining net asset value, futures contracts and options on futures contracts will be valued 15 minutes after the close of regular trading on the NYSE.


      Net asset value per share of Common Stock is calculated by dividing the value of the Portfolios total assets less liabilities. In general, the Portfolios investments will be valued at market value, or in the absence of market value, at fair value as determined by or under the direction of the Portfolios Board of Directors. Portfolio securities which are traded primarily on foreign exchanges are generally valued at the preceding closing values of such securities on their respective exchanges, except that when an occurrence subsequent to the time a value was so established is likely to have changed such value, then the fair market value of those securities will be determined by consideration of other factors by or under the direction of the Board of Directors. A security that is traded primarily on an exchange is valued at the last sale price on that exchange or, if there were no sales during the day, at the current quoted bid price. Over-the-counter securities are valued on the basis of the bid price at the close of business on each day. Investments in U.S. government securities (other than short-term securities) are valued at the average of the quoted bid and asked prices in the over-the-counter market. Short-term investments that mature in 60 days or less are valued on the basis of amortized cost (which involves

--------------------------------------------------------------------------------
Net Asset Value (continued)
--------------------------------------------------------------------------------

valuing an investment at its cost and, thereafter, assuming a constant amortization to maturity of any discount or premium, regardless of the effect of fluctuating interest rates on the market value of the investment) when the Board of Directors has determined that amortized cost is fair value.


      The valuation of the Portfolios assets is made by MMC after consultation with an independent pricing service (the Service) approved by the Portfolios Board of Directors. When, in the judgment of the Service, quoted bid prices for investments are readily available and are representative of the bid side of the market, these investments are valued at the mean between the quoted bid prices and asked prices. Investments for which, in the judgment of the Service, no readily obtainable market quotation is available, are carried at fair value as determined by the Service, based on methods that include consideration of: yields or prices of securities of comparable quality, coupon, maturity and type; indications as to values from dealers; and general market conditions. The Service may use electronic data processing techniques and/or a matrix system to determine valuations. The procedures of the Service are reviewed periodically by the officers of the Portfolio under the general supervision and responsibility of the Board of Directors, which may replace the Service at any time if it determines it to be in the best interests of the Portfolio to do so.


--------------------------------------------------------------------------------
Taxes
--------------------------------------------------------------------------------

      The following is a summary of the material federal tax considerations affecting the Portfolio and Portfolio shareholders. Please refer to the SAI for further dis cussion. In addition to the considerations described below and in the SAI, there may be other federal, state, local, and/or foreign tax applications to consider. Because taxes are a complex matter, prospective shareholders are urged to consult their tax advisors for more detailed information with respect to the tax consequences of any investment.

      The Portfolio intends to qualify, as it has in prior years, under Subchapter M of the Internal Revenue Code (the Code) for tax treatment as a regulated investment company. In each taxable year that the Portfolio qualifies, so long as such qualifi cation is in the best interests of its shareholders, the Portfolio will pay no federal income tax on its net investment company taxable income and long-term capital gain that is distributed to its shareholders.

      Dividends paid from net investment income and net realized short-term securities gain, are subject to federal income tax as ordinary income. Distributions, if any, from net realized long-term securities gains, derived from the sale of securities held by the Portfolio for more than one year, are taxable as long-term capital gains, regardless of the length of time a shareholder has owned Portfolio shares.

--------------------------------------------------------------------------------
Taxes (continued)
--------------------------------------------------------------------------------


      Shareholders are required to pay tax on all taxable distributions, even if those distributions are automatically reinvested in additional shares. A portion of the dividends paid by the Portfolio may qualify for the corporate dividends received deduction. Dividends consisting of interest from U.S. government securities may be exempt from state and local income taxes. The Portfolio will inform shareholders of the source and tax status of all distributions promptly after the close of each calendar year.

      A shareholders gain or loss on the disposition of Portfolio shares (whether by redemption, sale or exchange), generally will be a long-term or short-term gain or loss depending on the length of time the shares had been owned at disposition. Losses realized by a shareholder on the disposition of Portfolio shares owned for six months or less will be treated as a long-term capital loss to the extent that a capital gain dividend had been distributed on such shares.

      The Portfolio is required to withhold (backup withholding) 31% of all taxable dividends, capital gain distributions, and the proceeds of any redemption, regardless of whether gain or loss is realized upon the redemption, for shareholders who do not provide the Portfolio with a correct taxpayer identification number (social security or employer identification number). Withholding from taxable dividends and capital gain distributions also is required for shareholders who otherwise are subject to backup withholding. Any tax withheld as a result of backup withholding does not constitute an additional tax, and may be claimed as a credit on the shareholders federal income tax return.


--------------------------------------------------------------------------------
Description of Common Stock
--------------------------------------------------------------------------------

      No shares, other than those currently outstanding, are offered for sale pursuant to this Prospectus. All shares of Common Stock have equal non-cumulative voting rights and equal rights with respect to dividends, assets and liquidation. Shares of Common Stock will be fully paid and non-assessable when issued and have no preemptive, conversion or exchange rights. A majority of the votes cast at any meeting of shareholders is sufficient to take or authorize action, except for election of Directors or as otherwise provided in the Portfolios Articles of Incorporation as described under Certain Provisions of the Articles of Incorporation.

      Under the rules of the NYSE applicable to listed companies, the Portfolio will be required to hold an annual meeting of shareholders in each year. If the Portfolios shares are no longer listed on the NYSE (or any other national securities exchange the rules of which require annual meetings of shareholders), the Portfolio may decide not to hold annual meetings of shareholders. See Stock Purchases and Tenders.

--------------------------------------------------------------------------------
Description of Common Stock (continued)
--------------------------------------------------------------------------------

      The Portfolio has no current intention of offering additional shares, except that additional shares may be issued under the Plan. See Dividends and Distributions; Dividend Reinvestment Plan. Other offerings of shares, if made, will require approval of the Portfolios Board of Directors and will be subject to the requirement of the 1940 Act that shares may not be sold at a price below the then current net asset value (exclusive of underwriting discounts and commissions) except in connection with an offering to existing shareholders or with the consent of a majority of the Portfolios outstanding shares.


                                  Common Stock
                                                                Shares Issued
                                                               and Outstanding
                                           Shares Authorized        as of
  Title of Class    Shares Authorized       and Not Issued       May 31, 1998
  --------------    -----------------       --------------       ------------
   Common Stock       500,000,000            455,985,011          44,014,989


--------------------------------------------------------------------------------
Stock Purchases and Tenders
--------------------------------------------------------------------------------


      Although shares of closed-end investment companies sometimes trade at premiums over net asset value, they frequently trade at discounts. Since the Portfolios commencement of operations, the Common Stock has traded primarily at a slight discount to its net asset value per share. The Portfolio cannot predict whether the Common Stock will continue to trade above, at or below net asset value. The Portfolio believes that, if the Common Stock trades at a discount to net asset value, the share price will not adequately reflect the value of the Portfolio to investors and that investors financial interests will be furthered if the price of the Common Stock more closely reflects its net asset value. For these reasons, the Portfolios Board of Directors currently intends to consider from time to time repurchases of Common Stock on the open market or in private transactions or the making of tender offers for Common Stock.


      The Portfolio may repurchase shares of its Common Stock in the open market or in privately negotiated transactions when the Portfolio can do so at prices below their then current net asset value per share on terms that the Board of Directors believes represent a favorable investment opportunity.

      In addition, the Board of Directors currently intends to consider, at least once a year, making an offer to each Common Stock shareholder of record to purchase at net asset value shares of Common Stock owned by the shareholder.

      Before authorizing any repurchase of Common Stock or tender offer to the Common Stock shareholders, the Portfolios Board of Directors would consider all relevant factors, including the market price of the Common Stock, its net asset value per share, the liquidity of the Portfolios securities positions, the effect an

--------------------------------------------------------------------------------
Stock Purchases and Tenders (continued)
--------------------------------------------------------------------------------

offer or repurchase might have on the Portfolio or its shareholders and relevant market conditions. Any offer would be made in accordance with the requirements of the 1940 Act and the Securities Exchange Act of 1934. Although the matter will be subject to the review of the Board of Directors, a tender offer is not expected to be made if the anticipated benefit to shareholders and the Portfolio would not be commensurate with the anticipated cost to the Portfolio, or if the number of shares expected to be tendered would not be material.

--------------------------------------------------------------------------------
Certain Provisions of the Articles of Incorporation
--------------------------------------------------------------------------------

      The Portfolios Articles of Incorporation include provisions that could have the effect of limiting the ability of other entities or persons to (i) acquire control of the Portfolio, (ii) cause it to engage in certain transactions or (iii) modify its structure. These provisions could have the effect of depriving shareholders of an opportunity to sell their shares of Common Stock at a premium over prevailing market prices by discouraging a third party from seeking to obtain control of the Portfolio. The provisions include the classification of the Board of Directors and requirements for the approval of substantial majorities of the Portfolios shareholders for certain matters. These provisions are set forth in detail in the SAI.

      The Board of Directors has determined that the increased voting requirements required by the Articles of Incorporation, which are generally greater than the minimum requirements under Maryland law and the 1940 Act, are in the best interests of shareholders generally. Reference should be made to the Articles of Incorporation on file with the SEC for the full text of their provisions.

--------------------------------------------------------------------------------
Custodian, Transfer Agent and Dividend-Paying Agent and Registrar
--------------------------------------------------------------------------------

      PNC Bank, National Association (PNC), located at 17th and Chestnut Street, Philadelphia, Pennsylvania 19103, acts as custodian of the Portfolios investments.

      First Data Investor Services Group, Inc., located at One Exchange Place, Boston, Massachusetts 02109, serves as the Portfolios transfer agent, dividend-paying agent and registrar. The Transfer Agent also serves as agent in connection with the Plan. Neither PNC nor the Transfer Agent assists in or is responsible for investment decisions involving assets of the Portfolio.

      Under the Custody Agreement, PNC holds the Portfolios assets in accordance with the provisions of the 1940 Act. Under the Transfer Agency and Registrar Agreement, the Transfer Agent maintains the shareholder account records for the Portfolio, distributes dividends and distributions payable by the Portfolio and produces statements with respect to account activity for the Portfolio and its share-

--------------------------------------------------------------------------------
Custodian, Transfer Agent and Dividend-Paying Agent and Registrar
(continued)
--------------------------------------------------------------------------------

holders. The services to be provided by the Transfer Agent as agent under the Plan are described under Dividends and Distributions; Dividend Reinvestment Plan.

--------------------------------------------------------------------------------
Further Information
--------------------------------------------------------------------------------

      Further information concerning the Common Stock and the Portfolio may be found in the Registration Statement, of which this Prospectus and the SAI constitute a part, on file with the SEC.

No person has been authorized to give any information or make any representations not contained in this Prospectus and, if given or made, such information or representations must not be relied upon as having been authorized by the Portfolio or the Portfolios investment adviser. This Prospectus does not constitute an offer to sell or a solicitation of any offer to buy any security other than the shares of common stock, nor does it constitute an offer to sell or a solicitation of any offer to buy the shares of Common Stock by anyone in any jurisdiction in which the offer or solicitation would be unlawful. Neither the delivery of this Prospectus nor any sale made hereunder shall, under any circumstances, create any implication that there has been no change in the affairs of the Portfolio since the date hereof. If any material change occurs while this Prospectus is required by law to be delivered, however, this Prospectus will be supplemented or amended accordingly.

--------------------------------------------------------------------------------
Appendix A
--------------------------------------------------------------------------------

                 DESCRIPTION OF MOODYS CORPORATE BOND RATINGS:


Aaa Bonds rated Aaa are judged to be of the best quality. They carry the smallest degree of investment risk and are generally referred to as gilt edge. Interest payments are protected by a large or by an exceptionally stable margin, and principal is secure. While the various protective elements are likely to change, such changes as can be visualized are most unlikely to impair the fundamentally strong position of these bonds.

Aa Bonds rated Aa are judged to be of high quality by all standards. Together with the Aaa group they comprise what are generally known as high grade bonds. They are rated lower than the best bonds because margins of protection may not be as large as in Aaa securities, or fluctuation of protective elements may be of greater amplitude, or there may be other elements present that make the long-term risks appear somewhat larger than in Aaa securities.

A Bonds rated A possess many favorable investment attributes and are to be considered as upper medium grade obligations. Factors giving security to principal and interest are considered adequate, but elements may be present that suggest a susceptibility to impairment some time in the future.

Baa Bonds rated Baa are considered to be medium grade obligations, i.e, they are neither highly protected nor poorly secured. Interest payment and principal security appear adequate for the present but certain protective elements may be lacking or may be characteristically unreliable over any great length of time. Such bonds lack outstanding investment characteristics and in fact have speculative characteristics as well.

Ba Bonds rated Ba are judged to have speculative elements; their future cannot be considered as well assured. Often the protection of interest and principal payments may be very moderate, and thereby not well safeguarded during both good and bad times over the future. Uncertainty of position characterizes bonds in this class.

B Bonds rated B generally lack characteristics of the desirable investments. Assurance of interest and principal payments or maintenance of other terms of the contract over any long period of time may be small.

Caa Bonds that are rated Caa are of poor standing. Such issues may be in default or there may be present elements of danger with respect to principal or interest.

Ca Bonds that are rated Ca represent obligations that are speculative in a high degree. Such issues are often in default or have other marked shortcomings.

--------------------------------------------------------------------------------
Appendix A (continued)
--------------------------------------------------------------------------------


C Bonds rated C are the lowest rated class of bonds, and issues so rated can be regarded as having extremely poor prospects of ever attaining any real investment standing.

Con   Bonds for which the security depends upon the completion of some actor
(...) the fulfillment of some condition are rated conditionally. These are bonds secured by: (a) earnings of projects under construction, (b) earnings of projects unseasoned in operating experience (c) rentals that begin when facilities are completed, or (d) payments to which some other limiting condition attaches.

      Parenthetical rating denotes probable credit stature upon completion of construction or elimination of basis of condition.

P     When applied to forward delivery bonds, indicates that the rating is
(..) provisional pending delivery of bonds. The rating may be revised prior to delivery if changes occur in the legal documents or the underlying credit quality of the bonds.

      Note: The modifier 1 indicates that the issue ranks in the higher end of its generic rating category; the modifier 2 indicates a mid-range ranking; and the modifier 3 indicates that the issue ranks in the low end of its generic rating category.



                   DESCRIPTION OF S&P CORPORATE BOND RATINGS:

AAA Bonds rated AAA have the highest rating assigned by S&P to a debt obligation. Capacity to pay interest and repay principal is extremely strong.

AA Bonds rated AA have a very strong capacity to pay interest and repay principal and differ from the highest rated issues only in small degree.


A Bonds rated A have a strong capacity to pay interest and repay principal although they are somewhat more susceptible to the adverse effects of changes in circumstances and economic conditions than debt in higher rated categories.


BBB Bonds rated BBB are regarded as having an adequate capacity to pay interest and repay principal. Whereas they normally exhibit adequate protection parameters, adverse economic conditions or changing circumstances are more likely to lead to a weakened capacity to pay interest and repay principal for bonds in this category than for bonds in higher rated categories.


BB,B, Bonds rated BB, B, CCC and C are regarded, on balance, as predominantly CCC, speculative with respect to the issuers capacity to pay interest and CC,C repay principal in accordance with the terms of the obligation. BB indicates the lowest degree of speculation and C the highest degree of speculation. While such bonds will likely have some quality and protective characteristics, these are outweighed by large uncertainties or major risk exposures to adverse conditions.

--------------------------------------------------------------------------------
Appendix A (continued)
--------------------------------------------------------------------------------


CI    Bonds rated CI are income bonds on which no interest is being paid.

D Bonds rated D are in default. The D category is used when interest payments or principal payments are not made on the date due even if the applicable grace period has not expired unless S&P believes that such payments will be made during such grace period. The D rating is also used upon the filing of a bankruptcy petition if debt service payments are jeopardized.

      S&Ps letter ratings may be modified by the addition of a plus or a minus sign, which is used to show relative standing within the major rating categories.

      Provisional Ratings: The letter p indicates that the rating is provisional. A provisional rating assumes the successful completion of the project being financed by the debt being rated and indicates that payment of debt service requirements is largely or entirely dependent upon the successful and timely completion of the project. This rating, however, while addressing credit quality subsequent to completion of the project, makes no comment on the likelihood of, or the risk of default upon failure of, such completion. The investor should exercise judgment with respect to such likelihood and risk.

      L - The letter L indicates that the rating pertains to the principal amount of those bonds where the underlying deposit collateral is fully insured by the Federal Savings & Loan Insurance Corp. or the Federal Deposit Insurance Corp.

      + - Continuance of the rating is contingent upon S&Ps receipt of closing documentation confirming investments and cash flow.

      * - Continuance of the rating is contingent upon S&Ps receipt of an executed copy of the escrow agreement.

      NR - Indicates no rating has been requested, that there is insufficient information on which th base a rating, or that S&P does not rate a particular type of obligation as a matter of policy.

           DESCRIPTION OF FITCH IBCA, INC.S CORPORATE BOND RATINGS:

      AAA - Bonds rated AAA by Fitch have the lowest expectation of credit risk. The obligor has an exceptionally strong capacity for timely payment of financial commitments which is highly unlikely to be adversely affected by foreseeable events.

      AA - Bonds rated AA by Fitch have a very low expectation of credit risk. They indicate very strong capacity for timely payment of financial commitment. This capacity is not significantly vulnerable to foreseeable events.

      A - Bonds rated A by Fitch are considered to have a low expectation of credit risk. The capacity for timely payment of financial commitments is considered to be strong, but may be more vulnerable to changes in economic conditions and circumstances than bonds with higher ratings.

--------------------------------------------------------------------------------
Appendix A (continued)
--------------------------------------------------------------------------------


      BBB - Bonds rated BBB by Fitch currently have a low expectation of credit risk. The capacity for timely payment of financial commitments is considered to be adequate. Adverse changes in economic conditions and circumstances, however, are more likely to impair this capacity. This is the lowest investment grade category assigned by Fitch.

      BB - Bonds rated BB by Fitch carry the possibility of credit risk developing, particularly as the result of adverse economic change over time. Business or financial alternatives may, however, be available to allow financial commitments to be met. Securities rated in this category are not considered by Fitch to be investment grade.

      B - Bonds rated B by Fitch carry significant credit risk, however, a limited margin of safety remains. Although financial commitments are currently being met, capacity for continued payment depends upon a sustained, favorable business and economic environment.

      CCC, CC, C - Default on bonds rated CCC,CC, and C by Fitch is a real possibility. The capacity to meet financial commitments depends solely on a sustained, favorable business and economic environment. Default of some kind on bonds rated CC appears probable, a C rating indicates imminent default.

      Plus and minus signs are used by Fitch to indicate the relative position of a credit within a rating category. Plus and minus signs however, are not used in the AAA category.

COMMERCIAL PAPER RATINGS

MOODYS INVESTORS SERVICE, INC.

      Issuers rated Prime-1 (or related supporting institutions) have a superior capacity for repayment of short-term promissory obligations. Prime-1 repayment will normally be evidenced by the following characteristics: leading market positions in well-established industries; high rates of return on funds employed; conservative capitalization structures with moderate reliance on debt and ample asset protection; broad margins in earnings coverage of fixed financial changes and high internal cash generation; well-established access to a range of financial markets and assured sources of alternate liquidity.

      Issuers rated Prime-2 (or related supporting institutions) have strong capacity for repayment of short-term promissory obligations. This will normally be evidenced by many of the characteristics cited above but to a lesser degree. Earnings trends and coverage ratios, while sound, will be more subject to variation. Capitalization characteristics, while still appropriate, may be more affected by external conditions. Ample alternate liquidity is maintained.

STANDARD & POORS

   A-1 - This designation indicates that the degree of safety regarding timely payment is either overwhelming or very strong. Those issuers determined to possess

--------------------------------------------------------------------------------
Appendix A (continued)
--------------------------------------------------------------------------------


overwhelming safety characteristics will be denoted with a plus (+) sign designation.

      A-2 - Capacity for timely payment on issues with this designation is strong. However, the relative degree of safety is not as high as for issues designated A-1.

FITCH IBCA, INC.

      Fitchs short-term ratings apply to debt obligations that are payable on demand or have original maturities of generally up to three years, including commercial paper, certificates of deposit, medium-term notes, and municipal and investment notes.

      The short-term rating places greater emphasis than a long-term rating on the existence of liquidity necessary to meet financial commitment in a timely manner.

      Fitchs short-term ratings are as follows:

      F1+ - Issues assigned this rating are regarded as having the strongest capacity for timely payments of financial commitments. The + denotes an exceptionally strong credit feature.

      F1 - Issues assigned this rating are regarded as having the strongest capacity for timely payment of financial commitments.

      F2 - Issues assigned this rating have a satisfactory capacity for timely payment of financial commitments, but the margin of safety is not as great as in the case of the higher ratings.

      F3 - The capacity for the timely payment of financial commitments is adequate; however, near-term adverse changes could result in a reduction to non-investment grade.

DUFF & PHELPS INC.

      Duff 1+ - Indicates the highest certainty of timely payment: short-term liquidity is clearly outstanding, and safety is just below risk-free United States Treasury short-term obligations.

      Duff 1 - Indicates a high certainty of timely payment.

      Duff 2 - Indicates a good certainty of timely payment: liquidity factors and company fundamentals are sound.

THE THOMSON BANKWATCH (TBW)

      TBW-1 - Indicates a very high degree of likelihood that principal and interest will be paid on a timely basis.

      TBW-2 - While the degree of safety regarding timely repayment of principal and interest is strong, the relative degree of safety is not as high as for issues rated TBW-1.

PART B - STATEMENT OF ADDITIONAL INFORMATION
MANAGED HIGH INCOME PORTFOLIO INC.

388 Greenwich Street
New York, New York 10013
1-800-451-2010


STATEMENT OF ADDITIONAL INFORMATION

June 26, 1998


	Managed High Income Portfolio Inc. (the Portfolio) is a diversified closed-end management investment company that seeks a high level of current income with capital appreciation as a secondary objective. Under normal conditions, in seeking its investment objectives, the Portfolio will invest at least 65% of its assets in high-yielding corporate bonds, debentures and notes. Up to 35% of its assets may be invested in common stock or other equity or equity-related securities, including convertible securities, preferred stock, warrants and rights. Securities purchased by the Portfolio generally will be rated in the lower categories of nationally recognized statistical rating organizations (NRSROs), as low as C by Moodys Investors Service, Inc. (Moodys) or D by Standard & Poors Ratings Group (S&P) or the equivalent rating by another NRSRO, or in unrated securities that the Portfolios investment adviser deems of comparable quality. No assurance can be given that the Portfolio will be able to achieve its investment objective.

	This Statement of Additional Information (SAI) expands upon and supplements the information contained in the current prospectus of the Portfolio, dated June 26, 1998, as amended or supplemented from time to time (the Prospectus), and should be read in conjunction with the Prospectus. The Prospectus may be obtained from any Smith Barney Financial Consultant or by writing or calling the Portfolio at the address or telephone number set forth above. This SAI, although not itself a prospectus, is incorporated by reference into the Prospectus in its entirety.

	No person has been authorized to give any information or to make any representations not contained in the Prospectus or this SAI and, if given or made, such information or representations must not be relied upon as having been authorized by the Portfolio or the Portfolios investment adviser. The Prospectus and this SAI do not constitute an offer to sell or a solicitation of any offer to buy any security other than the shares of common stock, nor does it constitute an offer to sell or a solicitation of an offer to buy the shares of common stock by anyone in any jurisdiction in which the offer or solicitation would be unlawful. Neither the delivery of the Prospectus nor any sale made hereunder shall, under any circumstances, create any implication that there has been no change in the affairs of the Portfolio since the date hereof. If any material change occurs while the Prospectus is required by law to be delivered, however, the Prospectus or this SAI will be supplemented or amended accordingly.


TABLE OF CONTENTS
											Page
Investment Objectives and Policies (see in the
	Prospectus Investment Objectives and Policies
	and Appendix A)		  2
Portfolio Transactions and Turnover		  9
Management of the Portfolio 		10
Taxes (see in the Prospectus Taxes)		14
Stock Purchases and Tenders (see in the Prospectus
	Stock Purchases and Tenders and
	Description of Common Stock)		16
Additional Information (see in the Prospectus
	Custodian, Transfer Agent and Dividend-Paying
	Agent and Registrar)		18
Financial Statements		18

INVESTMENT OBJECTIVES AND POLICIES

	The Prospectus discusses the Portfolios investment objectives and the policies it employs to achieve those objectives. The following discussion supplements the description of the Portfolios investment policies in the Prospectus.

General

	The Portfolios primary investment objective is high current income, with capital appreciation as a secondary objective. The Portfolio seeks to achieve its objectives by investing at least 65% of its assets in high-yielding corporate bonds, debentures and notes. Although the Portfolio may invest in securities of any maturity, under current market conditions the Portfolio intends that its portfolio of fixed-income securities will have an average remaining maturity of between 5 and 10 years The Portfolios
investment adviser,    Mutual Management Corp. (MMC), (formerly known as
Smith Barney Mutual Funds Management Inc.)     may adjust the Portfolios
average maturity when, based on interest rate trends and other market conditions, it deems it appropriate to do so. Up to 35% of the Portfolios assets may be invested in common stock or other equity or equity-related securities, including convertible securities, preferred stock, warrants and rights. The Portfolios investment objectives may not be changed without the affirmative vote of the holders of a majority (as defined in the Investment Company Act of 1940, as amended (the 1940 Act)) of the Portfolios outstanding voting shares. No assurance can be given that the Portfolios investment objectives will be achieved.

	The Portfolio may make equity investments in securities of companies of any size depending on the relative attractiveness of the company and the economic sector in which it operates. Securities purchased by the Portfolio generally will be rated in the lower categories of NRSROs, as low as C by Moodys or D by S&P or the equivalent rating by another NRSRO, or, if unrated,
will be securities that MMC deems of comparable quality.      However, the
Portfolio will not purchase securities that have not been assigned a rating of B or higher by any NRSRO if, immediately after such purchase, more than 10% of its total assets are invested in such securities. The Portfolio may hold securities with higher ratings when the yield differential between low-rated and higher-rated securities narrows and the risk of loss may be reduced substantially with only a relatively small reduction in yield. The Portfolio may also invest in higher-rated securities when MMC believes that a more defensive investment strategy is appropriate in light of market or economic conditions. The Portfolio also may lend its portfolio securities and purchase or sell securities on a when-issued or delayed-delivery basis.

	The Portfolio may invest up to 20% of its assets in the securities of foreign issuers that are denominated in currencies other than the U.S. dollar and may invest without limitation in securities of foreign issuers that are denominated in U.S. dollars. In order to mitigate the effects of uncertainty in future exchange rates affecting the Portfolios non-dollar investments, the Portfolio may engage in currency exchange transactions and currency futures contracts and related options and purchase options on foreign currencies.
The Portfolio also may hedge against the effects of changes in the value of its investments by entering into interest rate futures contracts and related options.


	Use of Ratings as Investment Criteria. In general, the ratings of NRSROs such as Moodys and S&P represent the opinions of those agencies as to the quality of the securities and long-term investments which they rate. It should be emphasized, however, that such ratings are relative and subjective; they are not absolute standards of quality and do not evaluate the market risk of securities. These ratings will be used as initial criteria for the selection of securities, but the Portfolio also will rely upon the independent advice of MMC. Among the factors that will also be considered by MMC in evaluating potential investments are the long-term ability of the issuer to pay principal and interest and general economic trends. To the extent the Portfolio invests in lower-rated and comparable unrated securities, the Portfolios achievement of its investment objectives may be more dependent on MMCs credit analysis of such securities than would be the case for a portfolio consisting entirely of higher-rated securities. The Appendix to the Prospectus contains information concerning the ratings of NRSROs and their significance.

	Subsequent to its purchase by the Portfolio, a security may cease to be rated or its rating may be reduced below the rating given at the time the security was acquired by the Portfolio. Neither event will require the sale of such securities by the Portfolio, but MMC will consider such event in its determination of whether the Portfolio should continue to hold the security.
In addition, to the extent the ratings change as a result of changes in the rating systems or due to a corporate restructuring of an NRSRO, the Portfolio will attempt to use comparable ratings as standards for its investments in accordance with its investment objectives and policies.

	As more fully described in the Prospectus, the markets in which medium- and low-rated securities or comparable unrated securities are traded generally are more limited than those in which higher-rated securities are traded. Accordingly, the Portfolio may be limited as to securities eligible for purchase and may have difficulty obtaining accurate market quotations for portfolio securities, or disposing of portfolio securities at fair value.
The market for certain lower-rated and comparable unrated securities is relatively new and has not fully weathered a major economic recession. Any economic downturn could adversely affect the ability of the issuers of such securities to repay principal and pay interest thereon.

Investment Techniques

	The Prospectus discusses the investment objectives of the Portfolio and the polices to be employed to achieve those objectives. This section contains supplemental information concerning the types of securities and other instruments in which the Portfolio may invest, the investment policies that the Portfolio may utilize, and certain risks attendant to such investments and policies.

	Money Market Instruments. For defensive purposes, the Portfolio may invest, without limitation, in short-term money market instruments rated in the two highest short-term ratings categories by an NRSRO such as Moodys or S&P, the equivalent from another major rating service or comparable unrated securities. Money market securities in which the Portfolio typically expects to invest include: U.S. government securities; bank obligations (including certificates of deposit, time deposits and bankers acceptances of U.S. or foreign banks); commercial paper; and repurchase agreements.

	Futures Contracts and Options on Futures Contracts. As set forth in the Prospectus, the Portfolio may enter into interest rate and currency futures contracts and may purchase and sell put and call options on such futures contracts. The Portfolio will enter into such transactions for hedging purposes or for other appropriate risk management purposes permitted under the rules and regulations of the Commodity Futures Trading Commission (the CFTC) and the Securities and Exchange Commission (the SEC).

	Parties to a futures contract must make initial margin deposits to secure performance of the contract. There are also requirements to make variation margin deposits from time to time as the value of the futures contract fluctuates. The Portfolio is not a commodity pool and, in accordance with CFTC regulations currently in effect, may enter into futures contracts or options on futures contacts (as described below) only for bona fide hedging purposes (as defined in CFTC regulations) and, in addition, for other purposes, provided that aggregate initial margin and premiums required to establish such positions other than those considered by the CFTC to be for bona fide hedging purposes will not exceed 5% of the fair market value of the Portfolios total assets, after taking into account unrealized profits and unrealized losses on such contracts. In the event that the Portfolio enters into short positions in futures contracts as a hedge against a decline in the value of the Portfolios securities, the value of such futures contracts may not exceed the total market value of the Portfolios investments. In addition, certain provisions of the Internal Revenue Code of 1986, as amended (the Code), may limit the extent to which the Portfolio may enter into futures contracts or engage in options transactions. See Taxes.

	Under regulations of the CFTC currently in effect, which may change from time to time, with respect to futures contracts to purchase securities, call options on futures purchased by the Portfolio and put options on futures written by the Portfolio, the Portfolio will set aside in a segregated account cash, U.S. government securities or other U.S. dollar-denominated, high quality, short-term or other money market instruments at least equal to the value of instruments underlying such futures contracts less the amount of initial margin on deposit for such contracts. The current view of the staff of the SEC is that the Portfolios positions in futures contracts as well as options on futures written by it must be collateralized with cash or certain liquid assets held in a segregated account or covered in order to eliminate any potential leveraging. Under interpretations of the SEC currently in effect, which may change from time to time, a covered call option means that so long as the Portfolio is obligated to the writer of the option, it will own (1) the underlying instruments subject to the option, (2) instruments convertible or exchangeable into the instruments subject to the option or (3) a call option on the relevant instruments with an exercise price no higher than the exercise price on the call option written.

	The Portfolio may either accept or make delivery of cash or the underlying instrument specified at the expiration of a futures contact or, prior to expiration, enter into a closing transaction involving the purchase or sale of an offsetting contract. Closing transactions with respect to futures contracts are effected on the exchange on which the contract was entered into (or a linked exchange).

	The Portfolio may purchase and write put and call options on futures contracts in order to hedge all or a portion of its investments and may enter into closing purchase transactions with respect to options written by the Portfolio in order to terminate existing positions. There is no guarantee that such closing transactions can be effected at any particular time or at all. In addition, daily limits on price fluctuations on exchanges on which the Portfolio conducts its futures and options transactions may prevent the prompt liquidation of positions at the optimal time, thus subjecting the Portfolio to the potential of greater losses.

	An option on a futures contract, as contrasted with the direct investment in such a contract, gives the purchaser of the option the right, in return for the premium paid, to assume a position in a futures contract at a specified exercise price at any time on or before the expiration date of the option. Upon exercise of an option, the delivery of the futures position by the writer of the option to the holder of the option will be accomplished by delivery of the accumulated balance in the writers futures margin account, which represents the amount by which the market price of the futures contract exceeds, in the case of a call, or is less than, in the case of a put, the exercise price of the option on the futures contract. The potential loss related to the purchase of an option on a futures contract is limited to the premium paid for the option (plus transaction costs). With respect to options purchased by the Portfolio, there are no daily cash payments made by the Portfolio to reflect changes in the value of the underlying contract; however, the value of the option does change daily and that change would be reflected in the net asset value of the Portfolio.

	While the Portfolio may enter into futures contracts and options on futures contracts for bona fide hedging and other appropriate risk management purposes, the use of futures contracts and options on futures contracts might result in a poorer overall performance for the Portfolio than if it had not engaged in any such transactions. If, for example, the Portfolio had insufficient cash, it may have to sell a portion of its underlying portfolio of securities in order to meet daily variation margin requirements on its futures contracts or options on futures contracts at a time when it may be disadvantageous to do so. There may be an imperfect correlation between the Portfolios investments and futures contracts or options on futures contracts entered into by the Portfolio, which may prevent the Portfolio from achieving the intended hedge or expose the Portfolio to risk of loss. Further, the Portfolios use of futures contracts and options on futures contracts to reduce risk involves costs and will be subject to MMCs ability to predict correctly changes in interest rate relationships or other factors. No assurance can be given that MMCs judgment in this respect will be correct.


	Lending Securities. Consistent with applicable legal requirements, the Portfolio is authorized to lend securities it holds to brokers, dealers and other financial institutions, other than MMC and its affiliates. By lending its securities, the Portfolio can increase its income by continuing to receive interest on the loaned securities, by investing the cash collateral in short-term instruments or by obtaining yield in the form of interest paid by the borrower when U.S. government securities are used as collateral. The Portfolio will adhere to the following conditions whenever it lends its securities: (1) the Portfolio must receive at least 100% cash collateral or equivalent securities from the borrower, which will be maintained by daily marking-to-market; (2) the borrower must increase the collateral whenever the market value of the securities loaned rises above the level of the collateral; (3) the Portfolio must be able to terminate the loan at any time;
(4) the Portfolio must receive reasonable interest on the loan, as well as any dividends, interest or other distributions on the loaned securities, and any increase in market value; (5) the Portfolio may pay only reasonable custodian fees in connection with the loan; and (6) voting rights on the loaned securities may pass to the borrower, except that, if a material event adversely affecting the investment in the loaned securities occurs, the Portfolios Board of Directors must terminate the loan and regain the Portfolios right to vote the securities. From time to time, the Portfolio may pay a part of the interest earned from the investment of collateral received for securities loaned to the borrower and/or a third party that is unaffiliated with the Portfolio and that is acting as a finder.


	Currency Exchange Transactions and Options on Foreign Currencies. In order to protect against uncertainty in the level of future exchange rates, the Portfolio may engage in currency exchange transactions and purchase exchange-traded put and call options on foreign currencies. The Portfolio will conduct its currency exchange transactions either on a spot (i.e., cash) basis at the rate prevailing in the currency exchange market or through entering into forward contracts to purchase or sell currencies.

	The Portfolios dealings in forward currency exchange transactions will be limited to hedging involving either specific transactions or portfolio positions. Transaction hedging is the purchase or sale of forward currency contracts with respect to specific receivables or payables of the Portfolio generally arising in connection with the purchase or sale of its securities. Position hedging, generally, is the sale of forward currency contracts with respect to portfolio security positions denominated or quoted in the currency. The Portfolio may not position hedge with respect to a particular currency to an extent greater than the aggregate market value at any time of the security or securities held in its portfolio denominated or quoted in or currently convertible (such as through exercise of an option or consummation of a forward currency contract) into that particular currency. If the Portfolio enters into a transaction hedging or position hedging transaction, it will cover the transaction through one or more of the following methods:
(a) ownership of the underlying currency or an option to purchase such currency; (b) ownership of an option to enter into an offsetting forward currency contract; (c) entering into a forward contract to purchase currency being sold or to sell currency being purchased, provided that such covering contract is itself covered by any one of these methods unless the covering contract closes out the first contract; or (d) depositing into a segregated account with the custodian or a sub-custodian of the Portfolio cash or readily marketable securities in an amount equal to the value of the Portfolios total assets committed to the consummation of the forward currency contract and not otherwise covered. In the case of transaction hedging, securities placed in the account must be liquid debt securities. In any case, if the value of the securities placed in the segregated account declines, additional cash or securities will be placed in the account so that the value of the account will equal the above amount. Hedging transactions may be made from any foreign currency into dollars or into other appropriate currencies.

	At or before the maturity of a forward contract, the Portfolio may sell a portfolio security and make delivery of the currency, or retain the security and offset its contractual obligation to deliver the currency by purchasing a second contract pursuant to which the Portfolio will obtain, on the same maturity date, the same amount of the currency which it is obligated to deliver. If the Portfolio retains the portfolio security and engages in an offsetting transaction, the Portfolio, at the time of execution of the offsetting transaction, will incur a gain or loss to the extent movement has occurred in forward contract prices. Should forward prices decline during the period between the Portfolios entering into a forward contract for the sale of a currency and the date it enters into an offsetting contract for the purchase of the currency, the Portfolio will realize a gain to the extent that the price of the currency it has agreed to sell exceeds the price of the currency it has agreed to purchase. Should forward prices increase, the Portfolio will suffer a loss to the extent the price of the currency that it has agreed to purchase exceeds the price of the currency it has agreed to sell.

	The cost to the Portfolio of engaging in currency transactions varies with factors such as the currency involved, the length of the contract period and the market conditions then prevailing. Because transactions in currency exchange are usually conducted on a principal basis, no fees or commissions are involved. The use of forward currency contracts does not eliminate fluctuations in the underlying prices of the securities, but it does establish a rate of exchange that can be achieved in the future. In addition, although forward currency contacts limit the risk of loss due to a decline in the value of the hedged currency, at the same time, they limit any potential gain that might result should the value of the currency increase.

	The Portfolio may purchase put options on a foreign currency in which securities held by the Portfolio are denominated to protect against a decline in the value of the currency in relation to the currency in which the exercise price is denominated. The Portfolio may purchase a call option on a foreign currency to hedge against an adverse exchange rate of the currency in which a security that it anticipates purchasing is denominated in relation to the currency in which the exercise price is denominated. Put options convey the right to sell the underlying currency at a price which is anticipated to be higher than the spot price of the currency at the time the option expires. Call options convey the right to buy the underlying currency at a price which is expected to be lower than the spot price of the currency at the time the option expires.

	The Portfolio may use foreign currency options under the same circumstances that it could use forward currency exchange transactions. A decline in the dollar value of a foreign currency in which the Portfolios securities are denominated, for example, will reduce the dollar value of the securities, even if their value in the foreign currency remains constant. In order to protect against such diminution in the value of securities it holds, the Portfolio may purchase put options on the foreign currency. If the value of the currency does decline, the Portfolio will have the right to sell the currency for a fixed amount in dollars and will thereby offset, in whole or in part, the adverse effect on its securities that otherwise would have resulted. Conversely, if a rise in the dollar value of a currency in which securities to be acquired are denominated is projected, thereby potentially increasing the cost of the securities, the Portfolio may purchase call options on the particular currency. The purchase of these options could offset, at least partially, the effects of the adverse movements in exchange rates. The benefit to the Portfolio derived from purchases of foreign currency options, like the benefit derived from other types of options, will be reduced by the amount of the premium and related transaction costs. In addition, if currency rates do not move in the direction or to the extent anticipated, the Portfolio could sustain losses on transactions in foreign currency options that would require it to forego a portion or all of the benefits of advantageous changes in the rates. Options on foreign currencies purchased by the Portfolio may be traded on domestic and foreign exchanges or traded over-the-counter.

Investment Restrictions

	The investment restrictions numbered 1 through 12 below have been adopted by the Portfolio as fundamental investment restrictions that may not be changed without the prior approval of the holders of a majority of the Portfolios outstanding voting securities. A majority of the Portfolios outstanding voting securities for this purpose means the lesser of (1) 67% or more of the shares of the Portfolios Common Stock present at a meeting of shareholders, if the holders of 50% of the outstanding shares are present or represented by proxy at the meetings, or (2) more than 50% of the outstanding shares. Investment restrictions numbered 13 and 14 may be changed by vote of a majority of the Board of Directors at any time. For purposes of the restrictions listed below, all percentage limitations apply immediately after a purchase or initial investment, and any subsequent change in applicable percentage resulting from market fluctuations will not require elimination of any security from the portfolio.

	The investment policies adopted by the Portfolio prohibit it from:

	1.	Purchasing the securities of any issuer (other than U.S.
government securities) if, as a result, more than 5% of the value of the Portfolios total assets would be invested in the securities of the issuer, except that up to 25% of the value of the Portfolios total assets may be invested without regard to this 5% limitation.

	2.	Purchasing more than 10% of the voting securities of any one issuer (other than U.S. government securities), except that up to 25% of the value of the Portfolios total assets may be invested without regard to the 10% limitation.

	3.	Purchasing securities on margin, except that the Portfolio may obtain any short-term credits necessary for the clearance of purchases and sales of securities. For purposes of this restriction, the deposit or payment of initial or variation margin in connection with futures contracts or related options will not be deemed to be a purchase of securities on margin.

	4.	Making short sales of securities or maintaining  a short
position, except that the Portfolio may engage in short sales against the box.

	5.	Borrowing money, except that (a) the Portfolio may borrow from banks for temporary or emergency (not leveraging) purposes in an amount not exceeding 10% of the value of the Portfolios total assets (including the amount borrowed) valued at the time the borrowing is made and (b) the Portfolio may enter into futures contacts. Whenever borrowings described in
(a) exceed 5% of the value of the Portfolios total assets, the Portfolio will not make any additional investments.

	6.	Pledging, hypothecating, mortgaging or otherwise encumbering more than 10% of the value of the Portfolios total assets. For purposes of this restriction, (a) the deposit of assets in escrow in connection with the writing of options, the purchase of securities on a when-issued or delayed-delivery basis and the entry into forward currency contracts and securities lending transactions and (b) collateral arrangements with respect to options transactions and margin for futures contracts and options on futures contracts, will not be deemed to be pledges of the Portfolios assets.

	7.	Underwriting the securities of other issuers, except insofar as the Portfolio may be deemed an underwriter under the Securities Act of 1933, as amended (the 1933 Act), by virtue of disposing of portfolio securities.

	8.	Purchasing or selling real estate or interests in real estate, except that the Portfolio may purchase and sell securities that are secured by real estate or interests in real estate and may purchase securities issued by companies that invest or deal in real estate.

	9.	Investing in commodities, except that the Portfolio may invest in futures contracts and options on futures contracts and options on currencies as described under Investment Objectives and Management Policies.

	10.	Making loans to others, except through the purchase of qualified debt obligations, the entry into repurchase agreements and loans of portfolio securities consistent with the Portfolios investment objectives and policies.

	11.	Investing in securities of other investment companies registered or required to be registered under the 1940 Act, except as they may be acquired as part of a merger, consolidation, reorganization, acquisition of assets or an offer of exchange or to the extent permitted by the 1940 Act.

	12.	Purchasing any securities which would cause more than 25% of the value of the Portfolios total assets at the time of purchase to be invested in the securities of issuers conducting their principal business activities in the same industry, provided that there shall be no limit on the purchase of U.S. government securities.

	13.	Investing in illiquid securities, including repurchase agreements maturing in more than seven days, securities that are not readily marketable and restricted securities not eligible for resale pursuant to Rule 144A under the Securities Act of 1933, as amended, if more than 15% of the net assets of the Portfolio would be invested in such securities.

	14.	Making investments for the purpose of exercising control or
management. This restriction shall not limit the Portfolios ability to participate on committees seeking to include the reorganization of portfolio companies.

PORTFOLIO TRANSACTIONS AND TURNOVER

	Portfolio Transactions. The Portfolios securities ordinarily are purchased from and sold to parties acting as either principal or agent.
Newly issued securities normally are purchased directly from the issuer or from an underwriter acting as principal. Other purchases and sales usually are placed with those dealers from which it appears the best price or execution will be obtained; those dealers may be acting as either agents or principal. Usually no brokerage commissions, as such, are paid by the Portfolio for purchases and sales undertaken through principal transactions, although the price paid usually includes an undisclosed compensation to the dealer acting as agent. The purchase price paid by the Portfolio to underwriters of newly issued securities usually includes a concession paid by the issuer to the underwriter, and purchases of after-market securities from dealers normally are executed at a price between the bid and asked prices. The Portfolio paid $19,592.80 in brokerage commissions for the fiscal year ended February 28, 1998.


	Allocation of transactions, including their frequency, to various dealers is determined by MMC in its best judgment and in a manner deemed fair and reasonable to shareholders. The primary considerations are availability of the desired security and the prompt execution of orders in an effective manner at the most favorable prices. Subject to these considerations, dealers that provide supplemental investment research and statistical or other services to MMC may receive orders for portfolio transactions by the Portfolio. Information so received is in addition to, and not in lieu of, services required to be performed by MMC, and the fees of MMC are not reduced as a consequence of their receipt of such supplemental information. Such information may be useful to MMC in serving both the Portfolio and other clients and, conversely, supplemental information obtained by the placement of business of other clients may be useful to MMC in carrying out its obligations to the Portfolio.

	The Portfolio will not purchase securities during the existence of any underwriting or selling group relating thereto of which Smith Barney or its affiliates are members, except to the extent permitted by the SEC. Under certain circumstances, the Portfolio may be at a disadvantage because of this limitation in comparison with other investment companies which have a similar investment objective but which are not subject to such limitation.

	While investment decisions for the Portfolio are made independently from those of the other accounts managed by MMC, investments of the type the Portfolio may make also may be made by those other accounts. When the Portfolio and one or more other accounts managed by MMC are prepared to invest in, or desire to dispose of, the same security, available investments or opportunities for sales will be allocated in a manner believed by MMC to be equitable to each. In some cases, this procedure may adversely affect the price paid or received by the Portfolio or the size of the position obtained or disposed of by the Portfolio.

	The Portfolios Board of Directors will review periodically the commissions paid by the Portfolio to determine if the commissions paid over representative periods of time were reasonable in relation to the benefits received by the Portfolio.

	Portfolio Turnover. The portfolio turnover rate (the lesser of the Portfolios purchases or sales of portfolio securities during the last fiscal year, excluding any security the maturity of which at the time of acquisition is one year or less, divided by the average monthly value of portfolio securities) generally is not expected to exceed 150%, but the turnover rate will not be a limiting factor whenever the Portfolio deems it desirable to sell or purchase securities. For the fiscal year ended February 28, 1998, the portfolio turnover rate was 94%.

MANAGEMENT OF THE PORTFOLIO

Directors and Executive Officers of the Portfolio

	The overall management of the business and affairs of the Portfolio is vested in its Board of Directors. The Board of Directors approves all significant agreements between the Portfolio and persons or companies furnishing services to it, including the Portfolios agreements with its investment adviser and administrator, custodian, transfer agent, dividend paying agent, registrar and plan agent. The day-to-day operations of the Portfolio are delegated to its officers and to MMC, subject always to the investment objectives and polices of the Portfolio and to general supervision by the Portfolios Board of Directors.

	The Directors and Executive Officers of the Portfolio, their addresses and information as to their principal business occupations during the past five years are shown in the table below:


Name and Address
Positions Held
With the Portfolio
Principal Occupations
During Past 5 Years and Age



*Heath B. McLendon
388 Greenwich Street
New York, NY 10013
Chairman of the Board
of Directors, Chief
Executive Officer
Managing Director of Smith
Barney Inc. (Smith Barney);
Chairman of Smith Barney
Strategy Advisers Inc.; and
Director and President of
MMC and of Travelers
Investment Adviser, Inc.
(TIA).  Chairman or Co-
Chairman of 58 investment
companies associated with
Salomon Smith Barney
Holdings Inc.; Prior to
July 1993, Senior Executive
Vice President of Shearson
Lehman Brothers Inc.
(Shearson Lehman Brothers);
Vice Chairman of Shearson
Asset Management, a member
of the Asset Management
Group of Shearson Lehman
Brothers. age 65.



Paolo M. Cucchi
Dean of College of
Liberal Arts
Drew University
Madison, NJ 07940

Director
Dean of the College of
Liberal Arts at Drew
University; Director of two
investment companies
associated with Smith
Barney. age 56.

Director and/or trustee of other registered investment companies with which Smith Barney is affiliated.

Alessandro di
Montezemolo
200 Murray Place
P.O. Box 5057
Southampton, NY 11969
Director
Retired; Director of two
investment companies
associated with Smith
Barney and a Director of
Offit Bank; formerly
Chairman of the Board and
Chief Executive Officer of
Marsh & McLennan, Inc. age
79.




Andrea Farace
Trace International
Holdings, Inc.
375 Park Avenue 11th
Floor
New York, NY 10152
Director
Chairman & Chief Executive
Officer of Foamex
International Inc. and Vice
Chairman  and Chairman of
the Executive Committee of
Trace International
Holdings, Inc. Prior to May
30, 1997, President and
Director of Trace
International Holdings,
Inc.; Prior to December
1994, Executive Vice
President and Managing
Director of Trace
International Holdings,
Inc. age 42.




Paul M. Hardin
12083 Morehead
Chapel Hill, NC 27514-
8426

Director

    Chancellor Emeritus and
Professor of Law at the
University of North
Carolina at Chapel Hill and
a Director of the Summit
Banc Corporation; Prior to
July 1995, Chancellor at
the University of North
Carolina at Chapel Hill.
age 66.



George M. Pavia
Pavia & Harcourt
600 Madison Avenue
New York, NY 10022
Director
Senior Partner, Pavia &
Harcourt, Attorneys.
Director of two investment
companies associated with
Smith Barney. age 70.



John C. Bianchi
388 Greenwich Street
New York, NY 10013
Vice President and
Investment Officer
Managing Director of MMC;
prior to July 1993,
Managing Director of
Shearson Lehman Advisors.
age 42.



Lewis E. Daidone
388 Greenwich Street
New York, NY 10013
Senior Vice President
and Treasurer
Managing Director of Smith
Barney Inc.; Director and
Senior Vice President MMC
and TIA. Age 40.



Christina T. Sydor
388 Greenwich Street
New York, NY 10013
Secretary
Managing Director of Smith
Barney Inc., General
Counsel and Secretary of
MMC and TIA. age 47.


	Director and/or trustee of other registered investment companies with which
Smith Barney is affiliated.


	The Portfolio pays each of its Directors who is not a director, officer or employee of MMC, or any of its affiliates, an annual fee of $5,000 plus
$500 for each in-person meeting and $100 for each telephonic meeting. In addition, the Portfolio will reimburse its Directors for travel and out-of-pocket expenses incurred in connection with Board of Directors meetings.

	For the fiscal year ended February 28, 1998, the Directors of the Portfolio were paid the following compensation.


Director(*)
Aggregate Compensation
from the Portfolio
Aggregate Compensation
from the Smith Barney
Mutual Funds



Paolo Cucchi (2)
$6,500
$17,600
Alessandro di
Montezemolo (2)
  6,500
  17,600
Andrea Farace (2)
  6,500
  16,000
Paul Hardin (12)
  6,500
  73,000
Heath McLendon (58)
   -----
   -----
George Pavia (2)
  6,500
  17,500

   *	Number of Funds for which Director serves within Salomon Smith Barney
Holdings Inc.


	Upon attainment of age 80 Directors are required to change to emeritus status. Directors Emeritus are entitled to serve in emeritus status for a maximum of 10 years during which time they are paid 50% of the annual retainer fee and meeting fees otherwise applicable to the Fund Directors together with reasonable out-of-pocket expenses for each meeting attended. During the Portfolios fiscal year ended February 28, 1998, aggregate compensation paid by the Portfolio to Directors Emeritus totaled $3,250.

	Principal Stockholders. There are no persons known to the Portfolio to be control persons of the Portfolio, as such term is defined in Section
2(a)(9) of the 1940 Act. There is no person known to the Portfolio to hold beneficially more than 5% of the outstanding shares of the Common Stock except as set forth below. The following is the only holder of more than 5% of the outstanding shares of Common Stock as of June 17, 1998.



Name and Address
of Record Owner
Amount of
Record
Ownership
Percent of
Common Stock
Outstanding



Cede & Co.
as Nominee for The Depository Trust
Company
P.O. Box 20
Bowling Green Station
New York, New York 10004
43,127,018
97.98%


	As of May 31, 1998, the Directors and Officers of the Portfolio, as a group, beneficially owned less than 1% of the Portfolios outstanding shares of Common Stock.



   Investment Adviser and Administrator -- MMC

	MMC serves as investment adviser to the Portfolio pursuant to a written agreement dated July 30, 1993 (the Advisory Agreement), a form of which was most recently approved by the Board of Directors, including a majority of those Directors who are not interested persons of the Portfolio or MMC (Non-Interested Directors), on August 13, 1997. Unless terminated sooner, the Advisory Agreement will continue for successive annual periods thereafter, provided that such continuance is specifically approved at least annually:
(1) by a majority vote of the Non-Interested Directors cast in person at a meeting called for the purpose of voting on such approval; and (2) by the Board of Directors or by a vote of a majority of the outstanding shares of Common Stock. MMC provides investment advisory and management services to investment companies affiliated with Smith Barney. Smith Barney is a wholly-owned subsidiary of Smith Barney Holdings Inc. (Holdings), which is in turn a wholly-owned subsidiary of Travelers Group Inc. (Travelers), a diversified financial services holding company engaged through its subsidiaries principally in four business segments: Investment Services including Asset Management, Consumer Finance Services, Life Insurance Services and Property & Casualty Insurance Services. MMC pays the salary of any officer or employee who is employed by both it and the Portfolio. MMC bears all expenses in connection with the performance of its services as investment adviser. For services rendered to the Portfolio, MMC receives from the Portfolio a fee, computed and paid monthly at the annual rate of 0.90% of the value of the Portfolios average daily net assets. For the fiscal years ended February 28, 1996, February 28, 1997 and February 28, 1998, total investment advisory fees paid by the Portfolio amounted to $4,253,885, $4,255,116 and $4,548,318 respectively.

	Under the Advisory Agreement, MMC will not be liable for any error of judgment or mistake of law or for any loss suffered by the Portfolio in connection with the Advisory Agreement, except a loss resulting from willful misfeasance, bad faith or gross negligence on the part of MMC in the performance of its duties or from reckless disregard of its duties and obligations under the Advisory Agreement. The Advisory Agreement is terminable by vote of the Board of Directors or by the holders of a majority of the Common Stock, at any time without penalty, on 60 days written notice to MMC. The Advisory agreement may also be terminated by MMC on 90 days written notice to the Portfolio. The Advisory Agreement terminates automatically upon its assignment.

	MMC also serves as administrator to the Portfolio pursuant to a written agreement dated May 18, 1994 (the Administration Agreement), which was last approved by the Board of Directors of the Portfolio, including a majority of the Non-Interested Directors, on August 13, 1997. Pursuant to the Administration Agreement, MMC pays the salaries of all officers and employees who are employed both by it and the Portfolio, assists in providing accounting, financial and tax support relating to portfolio management, prepares and coordinates communications to shareholders and provides the Portfolio with certain legal, accounting and financial reporting and corporate secretarial services. As compensation for MMCs services, the Portfolio pays a fee, computed daily and paid monthly, at the annual rate of 0.20% of the Portfolios average daily net assets. For the fiscal years ended February 28, 1996, February 28, 1997 and February 28, 1998, total administration fees paid by the Portfolio amounted to $945,308, $945,581 and $1,010,715 respectively.

	Pursuant to the Administration Agreement, MMC will exercise its best judgment in rendering services to the Portfolio. MMC will not be liable for any error of judgment or mistake of law or for any loss suffered by the Portfolio in connection with the matters to which the Administration Agreement relates, except by reason of MMCs reckless disregard of obligations and duties under the Administration Agreement.

	The Administration Agreement will continue automatically for successive annual periods provided that such continuance is approved at least annually by the Board of Directors of the Portfolio, including a majority of the Non-Interested Directors, by vote cast in person at a meeting called for the purpose of voting such approval. The Agreement is terminable, without penalty, upon 60 days written notice, by the Board of Directors of the Portfolio or by vote of holders of a majority of the Portfolios shares of Common Stock, or upon 90 days written notice by MMC.

	The Portfolio bears expenses incurred in its operation, including: fees of the investment adviser and administrator; taxes, interest, brokerage fees and commissions, if any; fees of Directors who are not officers, directors, shareholders or employees of Smith Barney; SEC fees and state blue sky qualification fees; charges of the custodian; transfer and dividend disbursing agents fees; certain insurance premiums; outside auditing and legal expenses; costs of any independent pricing service; costs of maintaining corporate existence; costs attributable to investor services (including allocated telephone and personnel expenses); costs of preparation and printing of prospectuses and statements of additional information for regulatory purposes and for distribution to shareholders; shareholders reports and corporate meetings of the officers, Board of Directors and shareholders of the Portfolio.

TAXES

	The discussion set out below of tax considerations generally affecting the Portfolio and its shareholders is intended to be only a summary and is not intended as a substitute for careful tax planning by prospective shareholders.

Taxation of the Portfolio and its Investments

	The Portfolio intends to qualify as a regulated investment company under Subchapter M of the Code. If it qualifies as a regulated investment company, the Portfolio will pay no federal income taxes on its taxable net investment income (that is, taxable income other than net realized capital gains) and its net realized capital gains that are distributed to shareholders. To qualify under Subchapter M of the Code, the Portfolio must,
among other things:    (1) distribute to its shareholders at least 90% of its
investment company taxable income (which, for this purpose, consists of taxable net income other than net long-term capital gains); (2) derive at least 90% of its gross income from dividends, interest, payments with respect to loans of securities, gains from the sale or other disposition of securities, or other income (including, but not limited to, gains from options, futures, and forward contracts) derived with respect to the Portfolios business of investing in securities (3) diversify its holdings so
that, at the end of each fiscal quarter of the Portfolio     (a) at least 50%
of the market value of the Portfolios assets is represented by cash, U.S. government securities and other securities, with these other securities limited, with respect to any one issuer, to an amount not greater than 5% of the value of the Portfolios assets and not greater than 10% of the outstanding voting securities of the issuer, and (b) not more than 25% of the market value of the Portfolios assets is invested in the securities of any one issuer (other than U.S. government securities or securities of other regulated investment companies) or of two or more issuers that the Portfolio controls and that are determined to be in the same or similar trades or businesses or related trades or businesses. As a regulated investment company, the Portfolio will be subject to a 4% non-deductible excise tax measured with respect to certain undistributed amounts of ordinary income and capital gains. The Portfolio expects to pay the dividends and make the distributions necessary to avoid the application of this excise tax.

	The Portfolios transactions, if any, in foreign currencies, forward contracts, options and futures contracts (including options and forward contracts on foreign currencies) will be subject to special provisions of the Code that, among other things, may affect the character of gains and losses recognized by the Portfolio (i.e., may affect whether gains or losses are ordinary or capital), accelerate recognition of income to the Portfolio, defer Portfolio losses and cause the Portfolio to be subject to hyperinflationary currency rules. These rules could therefore affect the character, amount and timing of distributions to shareholders. The provisions also (1) will require the Portfolio to mark-to-market certain types of its positions (i.e., treat them as if they were closed out) and (2) may cause the Portfolio to recognize income without receiving cash with which to pay dividends or make distributions in amounts necessary to satisfy the distribution requirements for avoiding income and excise taxes. The Portfolio will monitor its transactions, will make the appropriate tax elections and will make the appropriate entries in its books and records when it acquires any foreign currency, forward contract, option, futures contract or hedged investment.

Taxation of the Portfolios Shareholders

	Dividends paid from the Portfolios net investment income and distributions of the Portfolios net realized short-term capital gains are taxable to shareholders of the Portfolio as ordinary income, regardless of the length of time shareholders have held shares of Common Stock and whether the dividends or distributions are received in cash or reinvested in additional shares. Distributions of net long-term capital gains, if any, will be taxable as long-term capital gains, whether received in cash or reinvested in shares and regardless of how long the shareholder has held the Portfolio shares. As a general rule, a shareholders gain or loss on a sale of his shares of Common Stock will be a long-term gain or loss if he has held his shares for more than one year and will be a short-term capital gain or loss if he has held his shares for one year or less. If the Portfolio invests in equity securities, a portion of the dividends and distributions paid by the Portfolio may qualify for the federal dividends-received deduction for corporations.

Dividend Reinvestment Plan

	A shareholder of the Portfolio receiving dividends or distributions in additional shares pursuant to the Portfolios Dividend Reinvestment Plan (the
Plan) should be treated for federal income tax purposes as receiving a distribution in an amount equal to the amount of money that a shareholder receiving cash dividends or distributions receives, and should have a cost basis in the shares received equal to that amount.

Sale of Shares

	Upon the sale or exchange of his shares, a shareholder will realize a taxable gain or loss depending upon the amount realized and his basis in his shares. Such gain or loss will be treated as capital gain or loss if the shares are capital assets in the shareholders hands, and will be long-term or short-term depending upon the shareholders holding period for the shares.
Any loss realized on a sale or exchange will be disallowed to the extent the shares disposed of are replaced, including replacement through the reinvesting of dividends and capital gains distributions in the Portfolio under the Plan, within a period of 61 days beginning 30 days before and ending 30 days after the disposition of the shares. In such a case, the basis of the shares acquired will be increased to reflect the disallowed loss. Any loss realized by a shareholder on the sale of a Portfolio share held by the shareholder for six months or less will be treated for federal income tax purposes as a long-term capital loss to the extent of any distributions or deemed distributions of long-term capital gains received by the shareholder with respect to such share.

Tender Offers to Purchase Shares

	Under current law, a holder of Common Stock who tenders all shares of Common Stock owned by such shareholder and any shares considered owned by such shareholder under attribution rules contained in the Code will realize a taxable gain or loss depending upon such shareholders basis in the shares. Such gain or loss will be treated as capital gain or loss if the shares are held as capital assets in the shareholders hands and will be long-term or short-term depending upon the shareholders holding period of the shares. If a holder of Common Stock tenders less than all shares owned by and attributed to such shareholder (or if the Portfolio purchases only some of the shares tendered by a holder of Common Stock), and if the distribution to such shareholder does not otherwise qualify as an exchange, the proceeds received will be treated as a taxable dividend, return of capital or capital gain depending on the Portfolios earnings and profits and the shareholders basis in the tendered shares.

Statements and Notices

	Each shareholder will receive an annual statement as to the federal income tax status of the dividends and distributions from the Portfolio for the prior calendar year. Furthermore, shareholders will also receive, if appropriate, various written notices after the close of the Portfolios taxable year regarding the federal income tax status of certain dividends and distributions that were paid (or that are treated as having been paid) by the Portfolio to its shareholders during the preceding year.

Backup Withholding

	If a shareholder fails to furnish a correct taxpayer identification number, or fails to certify that the shareholder has provided a correct taxpayer identification number and that the shareholder is not subject to backup withholding, the shareholder may be subject to a 31% backup withholding tax with respect to (1) taxable dividends and distributions and
(2) the proceeds of any sale or redemption of shares of Common Stock. An individuals taxpayer identification number is that individuals social security number. The backup withholding tax is not an additional tax and may be credited against a taxpayers federal income tax liability.


Other Taxes

	Dividends and distributions also may be subject to state, local, and foreign taxes depending on each shareholders particular situation.

	THE FOREGOING IS ONLY A SUMMARY OF CERTAIN TAX CONSEQUENCES AFFECTING THE PORTFOLIO AND ITS SHAREHOLDERS. SHAREHOLDERS ARE ADVISED TO CONSULT THEIR OWN TAX ADVISORS WITH RESPECT TO THE PARTICULAR TAX CONSEQUENCES TO THEM OF AN INVESTMENT IN THE PORTFOLIO.

STOCK PURCHASES AND TENDERS

	The Portfolio may repurchase shares of its Common Stock in the open market or in privately negotiated transactions when the Portfolio can do so at prices below their then current net asset value per share on terms that the Portfolios Board of Directors believes represent a favorable investment opportunity. In addition, the Board of Directors currently intends to consider, at least one a year, making an offer to each shareholder of record to purchase at net asset value shares of Common Stock owned by the shareholders.

	No assurance can be given that repurchases and/or tenders will result in the Portfolios shares trading at a price that is equal to their net asset value. The market prices of the Portfolios shares will, among other things, be determined by the relative demand for and supply of the shares in the market, the Portfolios investment performance, the Portfolios dividends and yields and investor perception of the Portfolios overall attractiveness as an investment as compared with other investment alternatives. The Portfolios acquisition of Common Stock will decrease the total assets of the Portfolio and therefore may have the effect of increasing the Portfolios expense ratio. The Portfolio may borrow money to finance the repurchase of shares subject to the limitations described in the Prospectus and this SAI. Any interest on the borrowings will reduce the Portfolios net income. Because of the nature of the Portfolios investment objectives, policies and securities holdings, MMC does not anticipate that repurchases and tenders will have an adverse effect on the Portfolios investment performance and does not anticipate any material difficulty in disposing of securities to consummate Common Stock repurchases and tenders.

	When a tender offer is authorized to be made by the Portfolios Board of Directors, it will be an offer to purchase at a price equal to the net asset value of all (but not less than all) of the shares owned by the shareholder
(or attributed to him for federal income tax purposes under Section 38 of the Code). A shareholder who tenders all shares owned or considered owned by him, as required, will realize a taxable gain or loss depending upon his basis in those shares.

	If the Portfolio liquidates securities in order to repurchase shares of Common Stock, the Portfolio may realize gains and losses. These gains, if any, may be realized on securities held for less than three months. Because the Portfolio must derive less than 30% of its gross income for any taxable year from the sale or disposition of stock and securities held for less than three months (in order to retain the Portfolios regulated investment company status under the Code), gains realized by the Portfolio due to a liquidation of securities held for less than three months would reduce the amount of gain on sales of other securities held for less than three months that the Portfolio could realize in the ordinary course of its portfolio management and, therefore, which may adversely affect the Portfolios performance. The portfolio turnover rate of the Portfolio may or may not be affected by the Portfolios repurchases of shares of Common Stock pursuant to a tender offer.



ADDITIONAL INFORMATION

Legal Matters

	Willkie Farr & Gallagher serves as legal counsel to the Portfolio. The Non-Interested Directors have selected Stroock & Stroock & Lavan LLP as their counsel.

Independent Public Accountants

	KPMG Peat Marwick LLP, 345 Park Avenue, New York, NY 10154, has been selected as the Portfolios independent auditor to examine and report on the Portfolios financial statements and highlights for the fiscal year ending February 28, 1999.

Custodian and Transfer Agent

	PNC Bank, National Association (PNC), located at 17th and Chestnut Streets, Philadelphia, PA 19103, serves as the Portfolios custodian pursuant to a custody agreement. Under the custody agreement, PNC holds the Portfolios securities and keeps all necessary accounts and records. The assets of the Portfolio are held under bank custodianship in compliance with the 1940 Act.

	First Data Investor Services Group, Inc. (First Data), located at Exchange Place, Boston, Massachusetts 02109, serves as the Portfolios transfer agent pursuant to a transfer agency agreement. Under the transfer agency agreement, First Data maintains the shareholder account records for the Portfolio, handles certain communications between shareholders and the Portfolio, and distributions payable by the Portfolio.

FINANCIAL STATEMENTS

	The Portfolio sends unaudited semi-annual and audited annual financial statements of the Portfolio to shareholders, including a list of the investments held by the Portfolio.

	The Portfolios Annual Report of the fiscal year ended February 28, 1998 is incorporated into its Statement of Additional Information by reference in its entirety. A copy of the Annual Report may be obtained from any Smith Barney Financial Consultant or by calling or writing to the Portfolio at the telephone number or address set forth on the cover page of this SAI.



u:\legal\funds\#mhy\1998\secdocs\sai1998.doc	21

PART C - OTHER INFORMATION

Item 24. Financial Statements and Exhibits
		(1)  Financial Statements:
			- Included in Part A:
			Financial Highlights Table
			- Included in Part B:
			Report of Independent Accountants is filed herein.
- Incorporated by Reference into Part B:
		Annual Report (audited) for period ended    February 28, 1998 as
Filed with the Securities and Exchange Commission on May 6, 1998 as
Accession 91155-98-000322.
		(2)  Exhibits:
		(a) (i) Articles of Incorporation are incorporated by reference to
the Registrants initial Registration  Statement on Form N-2 (the
Registration Statement), Registration No. 33-56408, filed with the SEC on
December 28, 1992.
		(ii) Articles of Amendment to Articles of Incorporation are
incorporated by reference to the Registrants Pre-Effective Amendment No. 1 to
the Registration  Statement on Form N-2, filed with the SEC on February 11,
1993 (Pre Effective Amendment No. 1).
		(b) (i)  Bylaws of Registrant are incorporated  by
reference to the Registration Statement.
		(ii) Amended Bylaws of Registrant are incorporated by reference to
		Pre-Effective Amendment No. 1.
		(c)	Not Applicable
		(d) Specimen Certificate of Common Stock, par value $.01 per share
		is incorporated by reference to Pre-Effective Amendment No. 1.
		(e) Dividend Reinvestment Plan is incorporated by
		reference to Pre-Effective Amendment No. 1.
		(f) Not Applicable
		(g) (i) Form of Investment Advisory Agreement between Registrant and Shearson Lehman Advisors is incorporated by reference to Pre- Effective Amendment No. 1.
(ii) Form of Investment Advisory Agreement between Registrant and Greenwich
Street Advisors is incorporated by reference to the Registrants Post-
Effective Amendment No. 1 to its Registration Statement on Form N-2, filed with the SEC on July 14, 1994  (Post Effective Amendment No. 1).
(iii) Form of Transfer and Assumption of Investment Advisory
Agreement between the Registrant and Smith Barney Mutual Funds Management
Inc.
is incorporated by reference to the Registrants Post-Effective Amendment No.2 to its
registration Form N-2 filed with the SEC on June 13, 1996.
		(h)	Form of  Underwriting  Agreement  between
Registrant and Shearson Lehman Brothers  Inc. is incorporated by reference
		to Pre-Effective Amendment No. 1.
		(i)	Not Applicable
		(j)	Form of Custody Agreement between Registrant
			and PNC
			Bank, National Association is incorporated by reference to
the Registrants Post-Effective Amendment No.2  to its
registration Form N-2 filed with the SEC on June 13, 1996.
		(k)  (i)	Transfer  Agency  and  Registrar  Agreement
between Registrant and First Data Investor Services Group is incorporated by reference to Pre-Effective
Amendment No. 1.
		 (ii) Administration Agreement between Registrant and Smith,
Barney Advisors, Inc.	is incorporated	by reference to Post-Effective
Amendment No.	1.
		(iii) Form of Market-Making Agreement between the Registrant and
Smith Barney Inc. is incorporated by reference to the Registrants Post-
Effective Amendment No.2 to its registration Form N-2 filed with the SEC on June 13, 1996.

(l) Opinion and Consent of Counsel is incorporated by reference to the Registrants Pre-Effective Amendment No. 2 to its Registration Statement on
	Form N-2, filed with the SEC on March 18, 1993.
	(m) Not Applicable
	(n) Consent of Independent Auditors is filed herein.
	(o) Financial Data Schedule is filed herein.
	(p) Form of Purchase Agreement between Registrant and Shearson Lehman Brothers Inc. is incorporated by reference to Pre Effective Amendment
No.
1.
	(q) Not Applicable
Item 25.  Marketing Arrangements
	None
Item 26.  Other Expenses of Issuance and Distribution
	The following table sets forth the expenses to be incurred in connection
with the offering described in this Registration Statement:
Securities and Exchange Commission Fees  	     $
Printing and Engraving Expenses	 $5,000
		Legal Fees	  		      0
		Accounting Expenses	 $3,000
		Miscellaneous Expenses	      0
				Total		 $8,000
Item 27.	Persons Controlled by or Under Common Control
		None

Item 28.	Number of Holders of Securities
		Number of 	Record Stockholders
				as of June 12, 1998



Title of Class
Shares of Common Stock,
par value
$0.01 per share				892


Item 29.		Indemnification
		Under Article VII of Registrants Articles of Incorporation, any
past or present director or officer of Registrant is indemnified to the fullest extent permitted by law against liability and all expenses reasonably incurred by him in connection with any action, suit or proceeding to which he
may be a	party or otherwise involved by reason or his being or having been a director or officer of Registrant. This provision does not authorize indemnification when it is determined that the director or officer would otherwise be liable to Registrant or its shareholders by reason of willful misfeasance, bad faith, gross negligence or reckless disregard of his duties. Expenses may be paid by Registrant in advance of the final disposition of any action, suit or proceeding upon receipt of an undertaking by a director or officer to repay those expenses to Registrant in the event that it is ultimately determined that indemnification of the expenses is not authorized under Registrants Articles of Incorporation.
	Insofar as indemnification for liability arising under the Securities
Act of 1933, as amended (the Securities Act), may be permitted to directors, officers and controlling persons of Registrant pursuant to the foregoing provisions, or otherwise, Registrant has been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against policy as expressed in the Securities Act and is, therefore, unenforceable.
In the event that a claim for indemnification against such liabilities (other than the payment by Registrant of expenses incurred or paid by a director, officer or controlling person of Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.
Item 30.  Business and Other Connections of Investment Adviser

   Investment Adviser - - Mutual Management Corp, (MMC) formerly known as Smith Barney Mutual Funds Management. MMC was incorporated in December 1968 under the laws of the State of Delaware. MMC is a wholly owned subsidiary of Salomon Smith Barney Holdings Inc. (formerly known as Smith Barney Holdings Inc.) (Holdings), which in turn is a wholly owned subsidiary of Travelers Group Inc. (Travelers).
MMC is registered as an investment adviser under the Investment Advisers Act of 1940 (the Advisers Act).

The list required by this Item 28 of officers and directors of MMC together with information as to any other business, profession, vocation or employment of a substantial nature engaged in by such officers and directors during the past two years, is incorporated by reference to Schedules A and D of FORM ADV filed by MMC pursuant to the Advisers Act (SEC File No. 801-8314).
Item 31.  Location of Accounts and Records


Managed High Income Portfolio Inc.
	388 Greenwich Street
	New York, New York  10013

Mutual Management Corp.
388 Greenwich Street
	New York, New York 10013


First Data Investor Services Group, Inc.
One Exchange Place
	Boston, Massachusetts 02109

PNC Bank, National Association
	17th and Chestnut Streets
Philadelphia, Pennsylvania 19103

Item 32.  Management Services
			None

Item 33.  Undertakings
	1.	Not Applicable.
	2.	Not Applicable.
	3.	Not Applicable.


	4.	The Portfolio hereby undertakes:
(a) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:
(1) to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933 (the Act);
(2)  to  reflect in the Prospectus any facts or  events arising   after   the
effective   date   of	the
Registration  Statement (or the most recent  post effective  amendment thereof)
which,  individually or  in  the  aggregate,  represent  a  fundamental change
in  the  information  set  forth  in	the
				Registration Statement; and
(3)  to  include any material information with  respect to   the   plan  of
distribution  not  previously disclosed  in  the Registration Statement  or
any material  change  to  such  information   in	the
				Registration Statement.
(b)  For  the purpose of determining any liability under the Act,  each post-
effective amendment shall be deemed  to be	a  new  Registration
Statement  relating  to  the
securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.
	(c)  Not Applicable
	5.	Not Applicable.
	6.	The Portfolio undertakes to send by first class mail or
other means designed to ensure equally prompt delivery, within two business days of receipt of a written or oral request, any Statement of Additional Information.
SIGNATURES
	Pursuant to the requirements of the Securities Act of 1933 and the Investment Company Act of 1940, as amended, the Registrant has duly caused this Amendment to its Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York and State of New York, on the 18th day of June, 1998.

MANAGED HIGH INCOME PORTOFLIO INC.
By:/s/Heath B. McLendon_____
	Health B. McLendon
	Chairman of the Board

		We, the undersigned, hereby severally constitute and appoint
Heath
B. McLendon, and Christina T. Sydor and each of them singly, our true and lawful attorneys, with full power to them and each of them to sign for us, and in our hands and in the capacities indicated below, any and all Amendments to this Registration Statement and to file the same, with all exhibits thereto, and other documents therewith, with the Securities and Exchange Commission, granting unto said attorneys and each of them, acting alone, full authority and power to do and perform each and every act and thing requisite or necessary to be done in the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys or any of them may lawfully do or cause to be done by virtue thereof.

	WITNESS our hands on the date set forth below.
	Pursuant to the requirements of the Securities Act of 1933, as amended, this Amendment to the Registration Statement and the above Power of
Attorney has been signed below by the following persons in the capacities and as of the dates indicated.

Signature			Title						Date
/s/ Heath B.McLendon	Chairman of the Board,		    June 18, 1998
Heath B. McLendon	     Chief Executive Officer
				and Director

/s/ Lewis E.Daidone	Senior Vice President		    June 18, 1998
Lewis E. Daidone	Treasurer  (Chief Financial
		              and Accounting Officer)

/s/ Paolo M.Cucchi	Director				    June 18, 1998
Paolo M. Cucchi

/s/ Alessandro C. di	Director				    June 18, 1998
Montezemolo
Alessandro C. di
Montezemolo

/s/ Andrea Farace	Director					    June 18, 1998
Andrea Farace

/s/ Paul	Hardin		Director			    June 18, 1998


Paul Hardin

/s/ George M. Pavia	Director

    June 18, 1998
George M. Pavia